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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the quarter ended June 30, 2001

                        Commission File Number 001-15190

                        Satyam Computer Services Limited
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation at Registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Satyam Technology Center
                              Bahadurpally Village
                               Qutbullapur Mandal,
                              R.R.District - 500855
                            Hyderabad, Andra Pradesh
                                      India
                                (91) 40-309-7505
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ].

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant In connection with Rule 12g3 - 2(b). Not applicable.


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

         The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

               Currency of Presentation and Certain Defined Terms

         Unless the context otherwise requires, references herein to "we," "us," the "company," "SAY" or "Satyam" are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange under the symbol "SAY" as well as the major Indian stock exchanges. "Satyam" is a trademark owned by Satyam Computer Services. "Sify.com," "SatyamOnline," "Satyam: Net," "satyamonline.com" and "Satyam iway" are trademarks used by our majority-owned subsidiary, Satyam Infoway Limited ("Infoway") for which Infoway has registration applications pending in India. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

         In this Quarterly Report, references to "$", "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

         For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on June 30, 2001 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2001 was Rs.47.09 per $1.00.

         The International Data Corporation market data presented in this Quarterly Report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

         Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

                 Forward-Looking Statements May Prove Inaccurate

         IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

                                    PART. I
                             FINANCIAL INFORMATION

Item 1. Financial Statements

     Please see Annex 1 for our U.S. GAAP Consolidated Financial Statements for the period ending June 30, 2001.

     Please see Annex 2 for our Indian GAAP Financial Statements for the period ending June 30, 2001.

     Please see our Annual Report on Form 20-F as filed with the Securities and Exchange Commission for a discussion of the significant differences between Indian GAAP and U.S. GAAP.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included elsewhere in this document and the unaudited financial statements and the related notes contained in our quarterly report on Form 6-K for the three months ended June 30, 2001. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors". The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

         We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2001. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We also have two main subsidiaries, Infoway, which provides Internet services in India, and VCI, which has developed and markets our software product, VisionCompass. Our total revenues increased by 66.5% to $99.7 million in the three months ended June 30, 2001 from $59.9 million in the three months ended June 30, 2000. As of June 30, 2001, we had 9,971 employees, whom we refer to as associates, worldwide as compared to 6,650 as of June 30, 2000.

         Our reportable operating segments consist of the following three businesses:

         o IT services. In our IT services business, we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new Internet technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

         o Internet services. Through our subsidiary, Infoway, we offer consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services, while our corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business eCommerce and website development and hosting services. We also operate an on-line portal, sify.com (formerly satyamonline.com), and 33 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles. As of July 31, 2001, we owned 52.5% of the equity shares of Infoway. Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

         o Software products. Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners. Excluding inter-segment revenues, VCI has not generated any revenues to date.

Revenues

         Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa) represented 88.5% and 91.4% of our total revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively. These revenues increased by 71.9% to $91.1 million in the three months ended June 30, 2001 from $53.0 million in the three months ended June 30, 2000. Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price basis. Revenues from IT services provided on a time-and-materials basis are recognized in the month that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis represented 80.4% and 79.9% of our IT services revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 19.6% and 20.1% of our IT services revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively.

         The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

   Type of IT service offering             Three months ended June 30, 2000   Three months ended June 30, 2001
   ----------------------------            --------------------------------   --------------------------------
                                                            (in millions, except percentages)
Software development .................            $  30.2      57.0%                 $  49.6      54.4%
System maintenance ...................               12.6      23.8                     29.1      32.0
Packaged software integration ........                5.1       9.6                      7.7       8.4
Engineering design services ..........                5.1       9.6                      4.7       5.2
                                                  -------     -----                  -------     -----

     Total ...........................            $  53.0     100.0%                 $  91.1     100.0%
                                                  =======     =====                  =======     =====


         We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer's premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 62.9% and 53.1% of our IT services revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 37.1% and 46.9% of our IT services revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively.

         IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 77.2% and 75.7% in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively. These utilization rates do not include training time for our associates.

         Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Infoway's consumer Internet access revenues are derived primarily from prepaid dial-up subscriptions and corporate private network access revenues from one-year arrangements that provide for an initial installation fee and recurring service fees. Revenue from Internet services are recognized upon actual usage of such services by customers and is based on either the time for which the network is used or the volume of data transferred or both. Our Internet services revenues (excluding inter-segment revenues) represented 11.5% and 8.7% of our total revenues in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively. These revenues increased by 25.1% to $8.6 million in the three months ended June 30, 2001 from $6.9 million in the three months ended June 30, 2000.

         Revenues from software products will be recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable and collection of resulting receivable is probable, and the arrangement does not require significant customization of the software.

Expenses

         Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, data communications expenses, Rents, computer maintenance, cost of software for internal use, expenses to open new onsite, offsite and offshore centers and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations and third party software and hardware purchased for resale to corporate customers.

         Selling, general and administrative expenses consist primarily of salary and other compensation and benefits, deferred stock compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, travelling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

Consolidation of Subsidiaries

         As of June 30, 2001, we had invested $6.5 million representing equity and other advances in Infoway, $26.4 million in VCI and $9.6 million in four of our other subsidiaries. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of June 30, 2001, the cumulative net losses incurred were $88.2 million by Infoway, $26.7 million by VCI and $6.4 million by our other subsidiaries.

         The results of Infoway and VCI are reflected in our financial statements under U.S. GAAP whereas the unconsolidated audited financial statements prepared under Indian GAAP for Satyam Computer Services do not reflect the results of our subsidiaries. Infoway's and VCI's combined losses reduced our consolidated net income (loss) under U.S. GAAP by $10.8 million in the three months ended June 30, 2001 and $5.4 million in the three months ended June 30, 2000.

         In November 1999, Infoway purchased 24.5% of the outstanding shares of IndiaWorld for a cash purchase price of $28.3 million, and made an $11.8 million non-refundable deposit towards an option to purchase the remaining 75.5% of the outstanding shares in IndiaWorld for a purchase price of $85.0 million. Infoway exercised the option to acquire the remaining outstanding shares of IndiaWorld in June 2000 by paying $48.7 million in cash and the balance in 268,500 equity shares of Infoway valued at $24.6 million. For U.S. GAAP reporting purposes, the financial statements of IndiaWorld have been consolidated with Infoway's financial statements from and after December 1, 1999. The acquisition has been accounted for as a purchase, and Infoway is amortizing the goodwill on a straight-line basis over a period of five years. Most of the purchase price represented goodwill. The total goodwill from this acquisition amounted to $112.8 million, of which $2.0 million and $5.8 million has been amortized and charged to earnings in the three months ended June 30, 2000 and the three months ended June 30, 2001, respectively.

Equity in Earnings (Losses) of Associated Companies

         Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $1.6 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in the three months ended June 30, 2001.

Deferred Stock Compensation Expense

         In May 1998, Satyam Computer Services established its ASOP. Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Satyam Associates Trust, or the Trust, to administer the ASOP, and issued to the Trust warrants to purchase 13,000,000 equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

         Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($10.31), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25.

         Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the three months ended June 30, 2001, we recognized deferred stock compensation of $69,000 and $2.9 million was amortized and charged to earnings, respectively. As of June 30, 2001, warrants to purchase 11,365,940 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 8,223,370 equity shares have been exercised. As of June 30, 2001, the Trust held warrants to purchase 1,634,060 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future.

         In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B for the grant of 13.0 mn. Equity shares. In June, 2001 the Shareholders at our Annual General Meeting approved for the grant of further 15.7 mn equity shares. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. As of June 30, 2001, options to purchase 6,100,445 equity shares have been granted to associates under this plan. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

         In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADRs. As of the date of this document, 1,162,100 options for ADRs have been granted to associates under the ASOP ADR. We account for the ASOP ADR as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADRs and therefore we do not expect to incur compensation expense with respect to those future grants.

         In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Rs.1 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan.

         Under U.S. GAAP, in the three months ended June 30, 2000 and the three months ended June 30, 2001, Infoway recognized deferred stock compensation of $2.0 million and $0; and $0.4 million and $0.4 million was amortized and charged to earnings, respectively. As of June 30, 2001, warrants to purchase 565,220 equity shares of Infoway have been granted to associates pursuant to its IASOP, and 200 warrants have been exercised. As of June 30, 2001, the Infoway Trust held warrants to purchase 259,780 equity shares of Infoway which had not yet been granted by the Infoway Trust to associates pursuant to its IASOP but are expected to be granted in the future.

         In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of June 30, 2001, options to purchase 919,400 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of June 30, 2001, 24,080,600 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but are expected to be granted in the future. We account for the VCI Plan as a fixed option plan. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

Principles of Currency Translation

         In the three months ended June 30, 2000 and the three months ended June 30, 2001, 85.1% and 84.0%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

         We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates against the U.S. dollar.

Results of Operations

         The following table sets forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:


                                                                  Three months ended June 30,
                                --------------------------------------------------------------------------------------------------
                                                     2000                                              2001
                                ------------------------------------------------  ------------------------------------------------
                                   IT     Internet  Software  Consoli-               IT     Internet  Software  Consoli-
                                services  services  products  dation     Total    services  services  products  dation     Total
                                --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                                         (in thousands)
Statement of
Operations Data:
Revenues - external
customers ...................   $ 53,013  $  6,894        --        --  $ 59,907  $ 91,104  $  8,623        --        --  $ 99,727
Inter-segment
revenue .....................      1,025       447        --  $ (1,472)       --       126       879  $     71  $ (1,076)       --
                                --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
      Total revenues ........     54,038     7,341        --    (1,472)   59,907    91,230     9,502        71    (1,076)   99,727
Cost of revenues(1) .........     39,820     4,591        --      (448)   43,963    50,050     7,831        71    (1,005)   56,947
                                --------  --------  --------  --------  --------            --------  --------  --------  --------
Gross profit ................     14,218     2,750        --    (1,024)   15,944    41,180     1,671        --       (71)   42,780
Operating expenses:
  Selling, general and
  administrative expenses(2).     17,357     7,364  $  3,165    (1,024)   26,862    19,463    11,348     1,805       (71)   32,545
  Amortization of goodwill ..      1,165     1,969        --        --     3,134     1,096     6,243        --        --     7,339
                                                    --------  --------            --------  --------  --------  --------  --------
      Total operating
      expenses...............     18,522     9,333     3,165    (1,024)   29,996    20,559    17,591     1,805       (71)   39,884
                                --------  --------  --------  --------  --------  --------            --------  --------  --------
Operating income
(loss) ......................     (4,304)   (6,583)   (3,165)       --   (14,052)   20,621   (15,920)   (1,805)       --     2,896
Interest income .............         40     2,925        --        --     2,965       666       483        --        --     1,149
Interest expense ............     (2,989)     (265)       --        --    (3,254)   (2,064)      (91)       --        --    (2,155)
Other income ................      1,623        51        --        --     1,674     1,152       437        --        --     1,589
Other expenses ..............       (257)       --        --        --      (257)      (25)      (34)       --        --       (59)
                                --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) before
income taxes,
minority interest and
equity in earnings
(losses) of associated
companies,
net of taxes ................     (5,887)   (3,872)   (3,165)       --   (12,924)   20,350   (15,125)   (1,805)       --     3,420
Income taxes ................       (178)        7        --        --      (171)   (1,170)       --        --        --    (1,170)
Minority interest ...........          0     1,716        --               1,716        68     8,200        --        --     8,268
Equity in earnings
(losses) of associated
companies ...................         75      (122)       --        --       (47)      186    (2,095)       --        --    (1,909)
                                --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income (loss) ...........   $ (5,990) $ (2,271) $ (3,165)       --  $(11,426) $ 19,434  $ (9,020) $ (1,805)       --  $  8,609
                                ========  ========  ========  ========  ========  ========  ========  ========  ========  ========
Depreciation ................      4,708     1,479        77        --     6,264     4,929     3,036       152        --     8,117

-------------
(1) Inclusive of deferred stock compensation expenses of $12,800 for IT services and $136 for Internet services in the three months ended June 30, 2000 and $2,133 for IT services and $121 for Internet services in the three months ended June 30, 2001

(2) Inclusive of deferred stock compensation expenses of $4,434 for IT services and $292 for Internet services in the three months ended June 30, 2000 and $793 for IT services and $259 for Internet services in the three months ended June 30, 2001.

                                                                 Three Months ended June 30,
                                        ------------------------------------------------------------------------------
                                                         2000                                    2001
                                        --------------------------------------  --------------------------------------
                                          IT      Internet  Software              IT      Internet  Software
                                        services  services  products   Total    services  services  products   Total
                                        --------  --------  --------  --------  --------  --------  --------  --------
Statement of
Operations Data:

Revenues - external customers ........      98.1%     93.9%       --     100.0%     99.9%     90.7%       --     100.0%
Inter-segment revenue ................       1.9       6.1        --        --       0.1       9.3     100.0%       --
                                        --------  --------  --------  --------  --------  --------  --------  --------
       Total revenues ................     100.0     100.0        --     100.0     100.0     100.0     100.0     100.0
Cost of revenues(1) ..................      73.7      62.5        --      73.4      54.9      82.4     100.0      57.1
                                        --------  --------  --------  --------  --------  --------  --------  --------
Gross profit .........................      26.3      37.5        --      26.6      45.1      17.6        --      42.9
Operating expenses:
   Selling, general and
     administrative expenses(1) ......      32.1     100.3        --      44.8      21.3     119.4    2542.3      32.6
   Amortization of goodwill ..........       2.2      26.8        --       5.2       1.2      65.7        --       7.4
                                        --------  --------  --------  --------  --------  --------  --------  --------
       Total operating expenses ......      34.3     127.1        --      50.1      22.5     185.1    2542.3      40.0
                                        --------  --------  --------  --------  --------  --------  --------  --------
Operating income (loss) ..............      (8.0)    (89.7)       --     (23.5)     22.6    (167.5)  (2542.3)      2.9
Interest income ......................       0.1      39.8        --       4.9       0.7       5.1        --       1.2
Interest expense .....................      (5.5)     (3.6)       --      (5.4)     (2.3)     (1.0)       --      (2.2)
Other income .........................       3.0       0.7        --       2.8       1.3       4.6        --       1.6
Other expenses .......................      (0.5)       --        --      (0.4)       --      (0.4)       --      (0.1)
                                        --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) before income
taxes, minority interest
and equity in earnings (losses)
of associated companies, net
of taxes .............................     (10.9)    (52.7)       --     (21.6)     22.3    (159.2)  (2542.3)      3.4

Income taxes .........................      (0.3)      0.1        --      (0.3)     (1.3)       --        --      (1.2)
Minority interest ....................        --      23.4        --       2.9       0.1      86.3        --       8.3
                                        --------  --------  --------  --------  --------  --------  --------  --------
Equity in earnings (losses) of
associated companies .................       0.1      (1.7)       --      (0.1)      0.2     (22.0)       --      (1.9)
                                        --------  --------  --------  --------  --------  --------  --------  --------
Net income (loss).....................     (11.1)%   (30.9)%      --     (19.1)%    21.3%    (94.9)% (2542.3)%     8.6%
                                        ========  ========  ========  ========  ========  ========  ========  ========
Depreciation .........................       8.7%     20.1%       --      10.5%      5.4%     32.0%    214.1%      8.1%

-------------
(1) Inclusive of deferred stock compensation expenses of $12,800 for IT services and $136 for Internet services in the three months ended June 30, 2000 and $2,133 for IT services and $121 for Internet services in the three months ended June 30, 2001

(2) Inclusive of deferred stock compensation expenses of $4,434 for IT services and $292 for Internet services in the three months ended June 30, 2000 and $793 for IT services and $259 for Internet services in the three months ended June 30, 2001.

Comparison of the three months ended June 30, 2001 and 2000

         Revenues. Revenues increased by 66.5% to $99.7 million in the three months ended June 30, 2001 from $59.9 million in the three months ended June 30, 2000. The revenue growth was primarily a result of increases in revenues from IT services, which represented $91.1 million of revenues in the three months ended June 30, 2001 as compared to $53.0 million in the three months ended June 30, 2000, and to a lesser extent increases in revenues from Internet services. In the three months ended June 30, 2001, we derived approximately 91.4% of our total revenues from IT services, approximately 8.6% of our total revenues from Internet services and 0% of our total revenues from software products.

         During the three months ended June 30, 2001, we derived 70.3% of our revenues from the United States, 8.3% from India, 2.7% from Japan, 7.7% from Europe and the remaining 11.0% from other countries. During the three months ended June 30, 2000, we derived 77.6% of our revenues from the United States, 12.0% from India, 0.8% from Japan, 5.3% from Europe, and the remaining 4.3% from other countries.

         Cost of revenues. Cost of revenues increased 29.5% to $56.9 million in the three months ended June 30, 2001 from $44.0 million in the three months ended June 30, 2000. This increase was attributable primarily to increases in associate compensation and benefits expenses, costs of international travel, and an increase in other expenses. Associate compensation and benefits expenses increased 88.8% to $34.6 million, or 11.2% of revenues, in the three months ended June 30, 2001 from $18.3 million, or 11.1% of revenues, in the three months ended June 30, 2000. Travel expenses increased 21.7% to $5.2 million, or 1.7% of revenues, in the three months ended June 30, 2001 from $4.3 million, or 2.6% of revenues, in the three months ended June 30, 2000. Other expenses increased 178.6% to $8.2 million, or 2.6% of revenues, in the three months ended June 30, 2001 from $2.9 million, or 1.8% of revenues, in the three months ended June 30, 2000. The increase in cost of revenues was partially offset by a decrease in deferred stock compensation expense. Deferred stock compensation expense decreased by 82.6% to $2.3 million, or 0.7% of revenues, in the three months ended June 30, 2001 from $12.9 million, or 7.9% of revenues, in the three months ended June 30, 2000. Inter-segment cost of revenues were $1.0 million in the three months ended June 30, 2001 as compared to $0.4 million in the three months ended June 30, 2000 and have not been allocated to the individual components that make up cost of revenues. Cost of revenues represented 57.1% of revenues in the three months ended June 30, 2001 and 73.4% in the three months ended June 30, 2000.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 21.2% to $32.5 million in the three months ended June 30, 2001 from $26.9 million in the three months ended June 30, 2000. This increase was a result primarily of increases in associate compensation and benefits, communication expenses and other expenses. Compensation and benefits expenses increased 145.3% to $11.2 million, or 3.6% of revenues, in the three months ended June 30, 2001 from $4.6 million, or 2.8% of revenues, in the three months ended June 30, 2000. Communication expenses increased 55.4% to $1.5 million, or 0.5% of revenues, in the three months ended June 30, 2001 from $1.0 million, or 0.6% of revenues, in the three months ended June 30, 2000. Other expenses increased 82.6% to $4.9 million, or 1.6% of revenues, in the three months ended June 30, 2001 from $2.7 million, or 1.6% of revenues, in the three months ended June 30, 2000. The increase in selling, general and administrative expenses were partially offset by a decrease in deferred stock compensation expense and marketing expenses. Deferred stock compensation expense decreased by 77.7% to $1.1 million, or 0.3% of revenues, in the three months ended June 30, 2001 from $4.7 million, or 2.9% of revenues, in the three months ended June 30, 2000. Marketing expenses decreased by 60.2% to $1.9 million, or 0.6% of revenues, in the three months ended June 30, 2001 from $4.8 million, or 2.9% of revenues, in the three months ended June 30, 2000. Inter-segment selling, general and administrative expenses were $71 thousand in the three months ended June 30, 2001 as compared to $1.0 million in the three months ended June 30, 2000 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 32.6% of revenues in the three months ended June 30, 2001 as compared to 44.8% of revenues in the three months ended June 30, 2000.

         Amortization of goodwill. Amortization of goodwill was $7.3 million in the three months ended June 30, 2001 as compared to $3.1 million in the three months ended June 30, 2000. The goodwill expense in the three months ended June 30, 2001 reflects the amortization of goodwill associated with the acquisition of the minority interest in Satyam Enterprise Solutions, or SES, in September 1999 and the acquisition of IndiaWorld and IndiaPlaza.com by Infoway.

         Operating income (loss). As a result of the foregoing, operating income was $2.9 million in the three months ended June 30, 2001 as compared to an operating loss of $14.1 million in the three months ended June 30, 2000. Excluding the amortization of goodwill and deferred stock compensation expense, operating income would have been $13.5 million in the three months ended June 30, 2001 and $6.7 million in the three months ended June 30, 2000 and operating margin would have been 13.6% and 11.3% of total revenues in the three months ended June 30, 2001 and 2000, respectively.

         Interest income. Interest income decreased to $1.1 million in the three months ended June 30, 2001 from $3.0 million in the three months ended June 30, 2000.

         Interest expense. Interest expense decreased by 33.8% to $2.2 million in the three months ended June 30, 2001 from $3.3 million in the three months ended June 30, 2000.

         Other income. Other income was $1.6 million in the three months ended June 30, 2001 and $1.7 million in the three months ended June 30, 2000. Other income was primarily on account of foreign currency translation gains.

         Other expense. Other expenses were $59 thousand in the three months ended June 30, 2001 and $0.3 million in the three months ended June 30, 2000.

         Income taxes. Income taxes were $1.2 million in the three months ended June 30, 2001 as compared to $0.2 million in the three months ended June 30, 2000. The increase in income taxes is mainly on account of the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

         Equity in earnings (losses) of associated companies. Equity losses of associated companies were $1.9 million in the three months ended June 30, 2001 as compared to $47 thousand in the three months ended June 30, 2000 which was primarily due to proportionate losses associated with our investment in Satyam Venture Engineering Services Limited, and amortization of goodwill associated with our investment in CricInfo Limited.

         Net income (loss). As a result of the foregoing, net income was $8.6 million in the three months ended June 30, 2001 as compared to a net loss of $11.4 million in the three months ended June 30, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $19.3 million in the three months ended June 30, 2001 and $9.4 million in the three months ended June 30, 2000 and net margin would have been 19.3% and 15.6% in the three months ended June 30, 2001 and 2000, respectively.

IT Services

         Revenues. IT services revenues (including inter-segment revenues) increased 68.8% to $91.2 million in the three months ended June 30, 2001 from $54.0 million in the three months ended June 30, 2000, of which $0.1 million and $1.0 million represented inter-segment revenues in the three months ended June 30, 2001 and 2000, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by Satyam Computer Services to its subsidiaries and vice-versa.

         Revenues continued to increase in all aspects of our services, except for system maintenance. Our revenue growth primarily reflected the higher proportion of our service offerings that address the software design and development, packaged software integration and eBusiness requirements of our customers as well as an increase in engineering design services. In particular, revenues from eBusiness projects were $17.8 million, or 19.6%, of our revenues in the three months ended June 30, 2001 as compared to $12.7 million, or 24.0%, of our revenues in the three months ended June 30, 2000.

         During the three months ended June 30, 2001, we derived 74.3% of our revenues from the United States, 8.4% from Europe, 3.0% from Japan, 2.7% from India and the remaining 11.6% from the Middle East, Africa, Singapore and Australia. During the three months ended June 30, 2000, we derived 86.3% of our revenues from the United States, 5.9% from Europe, 1.0% from Japan, 1.6% from India and the remaining 5.2% from the Middle East, Africa, Singapore and Australia.

         For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

         Cost of revenues. Cost of revenues increased 25.7% to $50.0 million in the three months ended June 30, 2001 from $39.8 million in the three months ended June 30, 2000. Cost of revenues represented 54.9% of revenues in the three months ended June 30, 2001 as compared to 73.7% in the three months ended June 30, 2000. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits; travel expenses; depreciation expenses and other expenses. Compensation and benefit expenses increased 88.3% to $33.5 million, or 12.2% of revenues in the three months ended June 30, 2001 from $17.9 million, or 11.5% of revenues, in the three months ended June 30, 2000 respectively, resulting primarily from a larger number of technical associates, which increased 55.1% from 5162 to 8006, and an increase in salaries. Travel expenses increased 21.7% to $5.2 million, or 1.9% of revenues, in the three months ended June 30, 2001 from $4.3 million, or 2.7% of revenues, in the three months ended June 30, 2000. Depreciation expense increased 94.9% to $4.4 million, or 1.6% of revenues, in the three months ended June 30, 2001 from $2.3 million, or 1.5% of revenues, in the three months ended June 30, 2000. Other expenses increased 82.6% to $3.9 million, or 1.4% of revenues, in the three months ended June 30, 2001 from $2.1 million, or 1.4% of revenues, in the three months ended June 30, 2000. Deferred compensation expense decreased by 83.3% to $2.1 million, or 0.8% of revenues, in the three months ended June 30, 2001 from $12.8 million, or 8.3% of revenues, in the three months ended June 30, 2000.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 12.1% to $19.5 million in the three months ended June 30, 2001 from $17.4 million in the three months ended June 30, 2000. Selling, general and administrative expenses represented 21.3% of revenues in the three months ended June 30, 2001 as compared to 32.1% in the three months ended June 30, 2000. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to a decrease in marketing expenses resulting from an increase in our direct marketing efforts, as well as decreased depreciation expenses and deferred stock compensation expense as a percentage of revenues. Depreciation expenses decreased to 0.2% of revenues, or $0.5 million, in the three months ended June 30, 2001 from 1.6% of revenues, or $2.5 million, in the three months ended June 30, 2000. Marketing expenses decreased to 0.7% of revenues, or $1.8 million, in the three months ended June 30, 2001 from 1.3% of revenues, or $2.0 million, in the three months ended June 30, 2000. Deferred stock compensation expense decreased to 0.3% of revenues, or $0.8 million, in the three months ended June 30, 2001 from 2.9% of revenues, or $4.4 million, in the three months ended June 30, 2000. This decrease in selling, general and administrative expenses was partially offset by an increase in compensation and benefit expenses. Compensation and benefit expenses increased to 2.8% of revenues, or $7.7 million, in the three months ended June 30, 2001 from 1.5% of revenues, or $2.3 million, in the three months ended June 30, 2000.

         Amortization of goodwill. Amortization of goodwill was $1.1 million in the three months ended June 30, 2001 as compared to $1.2 million in the three months ended June 30, 2000. The goodwill expense reflects the goodwill associated with the acquisition of the minority interest in SES in September 1999.

         Operating income (loss). As a result of the foregoing, operating income was $20.6 million in the three months ended June 30, 2001 as compared to an operating loss of $4.3 million in the three months ended June 30, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating income would have been $24.6 million in the three months ended June 30, 2001 and $14.1 million in the three months ended June 30, 2000 and operating margin would have been 27.0% and 26.1% of revenues in the three months ended June 30, 2001 and 2000, respectively.

         Interest income. Interest income increased to $0.7 million in the three months ended June 30, 2001 from $40 thousand in the three months ended June 30, 2000. The increase in interest income was attributable primarily to interest earned on deposits kept out of proceeds from our ADS offering.

         Interest expense. Interest expense was $2.1 million in the three months ended June 30, 2001 and $3.0 million in the three months ended June 30, 2000.

         Other income. Other income decreased to $1.2 million in the three months ended June 30, 2001 from $1.6 million in the three months ended June 30, 2000. The other income was primarily on account of foreign currency translation gains.

         Other expense. Other expenses were $25 thousand in the three months ended June 30, 2001 and $0.3 million in the three months ended June 30, 2000.

         Income taxes. Income taxes were $1.2 million in the three months ended June 30, 2001 and $0.2 million in the three months ended June 30, 2000. The increase in income taxes is mainly on account of the provision for foreign taxes payable overseas by offsite and onsite centers, principally in the United States.

         Equity earnings (losses) of associated companies. Equity earnings of our associated companies were $0.2 million in the three months ended June 30, 2001 as compared to $75 thousand in the three months ended June 30, 2000 which was primarily due to proportionate earnings associated with our investment in Satyam Venture Engineering Services Limited.

         Net income (loss). As a result of the foregoing, net income was $19.4 million in the three months ended June 30, 2001 as compared to net loss of $6.0 million in the three months ended June 30, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net income would have been $23.5 million in the three months ended June 30, 2001 and $12.4 million in the three months ended June 30, 2000 and net margin would have been 25.7% and 23.0% in the three months ended June 30, 2001 and 2000, respectively.

Internet Services

         Revenues. Internet services revenues (including inter-segment revenues) increased 29.4% to $9.5 million in the three months ended June 30, 2001 from $7.3 million in the three months ended June 30, 2000, of which inter-segment revenues were $0.9 million in the three months ended June 30, 2001 and $0.4 million in the three months ended June 30, 2000. This increase was attributable primarily to a significant increase in the corporate services businesses and a significant number of new orders from prominent customers throughout India. The number of Internet access subscribers grew from more than 200,000 as of June 30, 2000 to over 500,000 as of June 30, 2001.

         Cost of revenues. Cost of revenues increased 70.6% to $7.8 million in the three months ended June 30, 2001 from $4.6 million in the three months ended June 30, 2000. Cost of revenues represented 82.4% of Internet services revenues in the three months ended June 30, 2001 as compared to 62.5% in the three months ended June 30, 2000. The higher level of cost of revenues as a percentage of revenues was attributable primarily to increases in the cost of hardware and software purchased for resale, and compensation and benefit expenses. The cost of hardware and software purchased for resale was $3.3 million, or 8.5% of revenues, in the three months ended June 30, 2001 from $0.9 million, or 5.7% of revenues in the three months ended June 30, 2000. Compensation and benefit expenses increased 282.6% to $2.0 million, or 5.2% of revenues, in the three months ended June 30, 2001 from $0.5 million, or 3.5% of revenues, in the three months ended June 30, 2000. These increases were partially offset by a decrease in communication expenses as a percentage of revenues. Communication expenses decreased to 3.6% of revenues or $1.4 million, in the three months ended June 30, 2001 from 17.3% of revenues, or $2.7 million, in the three months ended June 30, 2000.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased 54.1% to $11.3 million in the three months ended June 30, 2001 from $7.4 million in the three months ended June 30, 2000. Selling, general and administrative expense represented 119.4% of Internet services revenues in the three months ended June 30, 2001 as compared to 100.3% in the three months ended June 30, 2000. This increase was attributable to an increase in indirect personnel costs and depreciation expenses. Indirect personnel costs increased 90.3% to $2.4 million, or 6.1% of revenues, in the three months ended June 30, 2001 from $1.3 million, or 8.2% of revenues, in the three months ended June 30, 2000 primarily due to a growth in staff from 795 as of June 30, 2000 to 1144 as of June 30, 2001. Depreciation expense increased 105.3% to $3.0 million, or 7.8% of revenues, in the three months ended June 30, 2001 from $1.5 million, or 9.6% of revenues, in the three months ended June 30, 2000.

         Amortization of goodwill expense. Amortization of goodwill was $6.2 million in the three months ended June 30, 2001 as compared to $2.0 million in the three months ended June 30, 2000. The goodwill expense in the three months ended June 30, 2001 reflects the amortization of goodwill associated with the acquisition of IndiaWorld, IndiaPlaza and the investment in CricInfo Limited.

         Operating income (loss). As a result of the foregoing, operating loss increased to $15.9 million in the three months ended June 30, 2001 from $6.6 million in the three months ended June 30, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, operating loss would have been $9.3 million in the three months ended June 30, 2001 and $4.2 million in the three months ended June 30, 2000.

         Interest income. Interest income decreased to $0.5 million in the three months ended June 30, 2001 from $2.9 million in the three months ended June 30, 2000.

         Interest expense. Interest expense decreased to $91 thousand in the three months ended June 30, 2001 from $0.3 million in the three months ended June 30, 2000.

         Other Income. Other income increased to $0.4 million in the three months ended June 30, 2001 from $51 thousand in the three months ended June 30, 2000.

         Minority Interest. Minority interest increased to $8.2 million in the three months ended June 30, 2001 from $1.7 million in the three months ended June 30, 2000.

         Equity earnings (losses) of associated companies. Equity losses of associated companies were $2.1 million in the three months ended June 30, 2001 as compared top $0.1 million in the three months ended June 30, 2000 primarily due to amortization of goodwill associated with Infoway's investment in Refco Sify, Placements.com and CricInfo Limited.

         Net income (loss). As a result of the foregoing, net loss increased to $9.0 million in the three months ended June 30, 2001 from $2.3 million in the three months ended June 30, 2000. Excluding the amortization of goodwill expense and deferred stock compensation expense, net loss would have been $2.4 million in the three months ended June 30, 2001 and net income would have been $0.1 million in the three months ended June 30, 2000.

Software Products

         VCI has generated revenues of $0. VCI incurred a $1.8 million net loss in the three months ended June 30, 2001 as compared to a $3.2 million net loss in the three months ended June 30, 2000.

         The net loss of $1.8 million in the three months ended June 30, 2001 primarily comprised employee compensation and benefits of $1.1 million. The net loss of $3.2 million in the three months ended June 30, 2000 was attributable primarily to professional charges and software product research and development expenses of $1.2 million, most of which were costs paid to Satyam for development work undertaken on the product, and employee compensation and benefits of $1.0 million.

Liquidity and Capital Resources

         Net cash provided by (used in) operating activities. Net cash provided by operating activities was $22.9 million in the three months ended June 30, 2001 whereas net cash used in operating activities was $1.2 million in the three months ended June 30, 2000.

         In the three months ended June 30, 2001, non-cash adjustments to reconcile the $8.6 million net income to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $3.3 million and depreciation and amortization of $15.5 million. These adjustments were partially offset by an increase in net accounts receivable and unbilled revenues of $4.2 million. Net accounts receivable and unbilled revenues increased primarily as a result of a significant increase in our revenues.

         Net cash used in investing activities. Net cash used in investing activities was $4.5 million and $71.6 million in the three months ended June 30, 2001 and 2000 respectively. Net cash used in investing activities in the three months ended June 30, 2001 was primarily related to purchases of premises and equipment of $4.6 million consisted primarily of infrastructure, computers and other equipment. Net cash used in investing activities was primarily related to purchases of premises and equipment of $22.4 million and acquisitions and investments in associated companies of $49.2 million in the three months ended June 30, 2000.

         Net cash provided by financing activities. Net cash provided by financing activities was $118.9 million and $34.9 million in the three months ended June 30, 2001 and 2000 respectively. In addition to using cash generated from operations, we financed our continuing expansion primarily through capital raising activities in the three months ended June 30, 2001 and through sale of investments and debt in the three months ended June 30, 2000.

         In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of July 31, 2001, approximately $46.1 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($1.5 million); and working capital and general corporate purposes ($17.7 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

         As of June 30, 2001, we had $202.1 million in cash and cash equivalents (of which $22.8 million was held by Infoway and therefore may not be accessible to us), $4.6 million in working capital loans, $5.8 million in secured bank loans of Satyam Associate Trust; and $1.5 million in other outstanding loans. Approximately $2.7 million of secured debt is due for repayment on or before June 30, 2002.

         The following table describes our outstanding credit facilities as at June 30, 2001:

                                                   Amount               Interest         Computation
                                                   ------               --------         -----------
Loan Type                     Lenders            Outstanding           (per annum)          Method
---------                     -------            -----------           -----------          ------
                                                (in thousands)
                                                --------------
Working Capital Loans       Citibank N.A.          $  4,637               9.00%              Fixed

Rupee Loan of Satyam      Citibank N.A. and           5,804              14.03%              Fixed
Associates Trust             ICICI Bank

Other loans                Various parties            1,485         Variable interest      Variable
                                                                          rates

          Total..........................          $ 11,926

         In June 2000, we completed the sale of 347,200 equity shares in Infoway, representing 1.6% of Infoway's outstanding equity shares, at a price of $144.00 per equity share ($36.00 per ADS equivalent) to Government of Singapore Investment Corporation Pte. Ltd. We received approximately $49.0 million, net of the transaction costs but before payment of capital gains taxes of approximately 22.0%. The Government of Singapore Investment Corporation Pte. Ltd. has a put option to sell the shares back to us at a price equal to the Indian Rupee equivalent to the average Nasdaq National Market closing price during the three days before exercise of the put option, discounted by 41%, if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001.

         We expect Infoway to continue incurring losses in the near future. Based upon Infoway's present business and funding plans and a May 2001 government policy change that increased the permissible foreign ownership in certain internet service providers, including Infoway, from 49.0% to 74.0%, we believe that Infoway's cash and cash equivalents of $22.8 million as of June 30, 2001 and, if necessary, other resources believed to be available, are sufficient to meet its currently known requirements through March 31, 2002, and we do not expect to have to provide it with any funds.

         In light of the highly dynamic nature of Infoway's business, however, we cannot assure you that its capital requirements and sources will not change significantly in the future or whether or not it may seek future financial support from us.

         We anticipate capital expenditures of approximately $40.0 million through fiscal 2002 principally to finance the setting up of our offsite centers in the United States and elsewhere and to continue the expected expansion of our offshore centers in India to meet continuing high demand for our services. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2002, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

         In April 2001, following the completion of the latest version of VisionCompass, we decided to restructure VCI by reducing product development and general and administrative expenses. As part of the restructuring, the services of approximately forty personnel, including the Chief Executive Officer, Dr. Robert Bismuth, were terminated.

         Consequent to restructuring, VisionCompass Inc. has put in place an aggressive business development plan that has begun to show results. The second quarter in fiscal 2002 is expected to generate revenues of $400,000, of which firm orders for nearly $75,000 were received within first ten days of the quarter. Revenues for fiscal 2002 are expected to be approximately $2.5 million. The restructuring has substantially reduced the costs and we expect our contribution to VCI to be approximately $2.4 million for fiscal 2002.

Income Tax Matters

         As of June 30, 2001, we had an operating loss carry forward of approximately $44.6 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

         The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. However, we cannot assure you that additional surcharges will not be implemented by the government of India. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 10.2%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

         Satyam Computer Services benefits from the significant tax incentives provided to IT service firms under Indian tax law. The two principal incentives are:

         o a tax deduction for all profits derived from exporting computer software and services; and

         o a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

         As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the effective Indian statutory income tax rate of 35.7%. The Software Technology Park tax exemption scheme was modified effective April 1, 2000. All facilities registered in the program on or before March 31, 2000, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. However, any new facilities that did not commence operation before April 1, 2000 will no longer be entitled to the benefits of the tax exemption scheme. This means that we will benefit less from the scheme as we develop additional facilities and our effective tax rate will increase in the future.

Effects of Inflation

         Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past. According to the Economist Intelligence Unit, the rates of inflation in India for 1997, 1998, 1999 and 2000 were 7.2%, 13.2%, 4.7% and 5.1%, respectively, and the projected rate of inflation in India for 2001 is 5.3%.

         Under Infoway's Internet service provider license, Infoway is given the right to establish the prices it charges to its subscribers, as determined by market forces. However, under the conditions of Infoway's license, the Telecom Regulatory Authority of India (TRAI) may review and fix the prices Infoway charges its subscribers at any time. If the TRAI were to fix prices for the Internet service provider services Infoway provides, Infoway might not be able to increase the prices it charges its subscribers to mitigate the impact of inflation, which could seriously harm Infoway's business.

Impact of Recently Issued Accounting Pronouncements

         In July 2001, the FASB issued SFAS 141, "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, "Business Combinations", and SFAS 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". This statement requires all business combinations in its scope to be accounted for using the purchase method. This statement is applicable to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Satyam is in the process of assessing the impact of the adoption of this standard.

         In July 2001, the FASB also issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, "Intangible Assets". This statement discontinues amortization of goodwill and requires periodic assessment for goodwill impairment and a charge to income statement, if required. This statement is required to be applied starting with fiscal years beginning after December 15 2001. Early application is permitted with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Satyam is in the process of assessing the impact of the adoption of this standard.

Risk Factors

         Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

         We have experienced significant growth in recent periods. Our total revenues increased 66.5% in the three months ended June 30, 2001 as compared to the three months ended June 30, 2000. As of June 30, 2001, we had 9,971 employees, whom we refer to as associates, worldwide as compared to 6,650 associates as of June 30, 2000. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

         o recruiting and retaining sufficiently skilled technical, marketing and management personnel;

         o providing adequate training and supervision to maintain our high quality standards; and

         o preserving our culture and values and our entrepreneurial environment.

         Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

Our subsidiaries may continue to experience losses and negative cash flows.

         As of July 31, 2001, we owned 52.5% of the equity shares of Infoway and 100.0% of the equity shares of VCI. Since their inception in December 1995 and January 1999, respectively, our subsidiaries Infoway and VCI have incurred significant operating losses and negative cash flows. As of June 30, 2001, the cumulative net losses incurred by Infoway were $88.2 million and by VCI were $26.7 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

         Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $11.6 million in fiscal 2002 and $2.8 million in fiscal 2003 based on the price of our equity shares on March 31, 2001 and in connection with both granted and ungranted warrants and options on that date. In addition, we expect to recognize amortization of deferred stock compensation expense in respect of our Associate Stock Option Plan B, or ASOP B, in the approximate amounts of $87 thousand in fiscal 2002 and $71 thousand in fiscal 2003 in connection with granted warrants and options. Infoway expects to recognize amortization of deferred stock compensation expense in respect of its Infoway Associates Stock Option Plan, or IASOP, in the approximate amounts of $1.5 million in fiscal 2002 and $0.7 million in fiscal 2003 based on the price of Infoway's ADSs on March 31, 2001 and in connection with both granted and ungranted warrants and options. Depending on the market value of our equity shares and Infoway's ADSs on the dates future grants are made, amortization of deferred stock compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock compensation of $69 thousand under our ASOP and ASOP B Plans during the three months ended June 30, 2001 and $2.9 million was amortized and charged to earnings. Infoway recognized no deferred stock compensation and amortized and charged $0.4 million to earnings under Infoway's Associate Stock option plan during the three months ended June 30, 2001.

Impairment of Goodwill on account of our Investments may impact our net income under U.S. GAAP.

         We make estimates in the preparation of financial statements including the useful lives of goodwill. Changes in such estimates resulting from events many of which are outside the control of the company, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

Our revenues are highly dependent upon a small number of customers.

         We derive a significant portion of our revenues from a limited number of corporate customers. In the three months ended June 30, 2001, our largest customer, General Electric Company and its affiliates, accounted for 18.5% our information technology, or IT, services revenues (excluding inter-segment revenues) and 16.9% of our total revenues. In the three months ended June 30, 2001, our second largest customer, State Farm Mutual Automotive Insurance Company accounted for 7.8% of our IT services revenues (excluding inter-segment revenues) and 7.1% of our total revenues. During the three months ended June 30, 2000 and the three months ended June 30, 2001, our five largest customers accounted for 38.1% and 37.3%, respectively, of our IT services revenues (excluding inter-segment revenues) and 33.7% and 34.1%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations which may be more difficult to manage and operate.

         In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

         To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

         Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the three months ended June 30, 2000 and the three months ended June 30, 2001, we experienced associate attrition at a rate of 14.4% and 11.8%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U. S. immigration restrictions could limit our ability to expand our U.S. operations.

         Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. As of March 31, 2001, substantially all of our personnel in the United States were working pursuant to extended H-1B visas (319 persons) or temporary L-1 visas (684 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. For example, this limit was reached in March 2000 for the fiscal year ending September 30, 2000. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

         As a core element of our business strategy, we continue to offer a significant portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the three months ended June 30, 2000 and the three months ended June 30, 2001, we derived 19.3% and 20.2%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

         Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.

         The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

         o Indian IT services companies, such as Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services;

         o U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, Cambridge Technology Partners and Keane Inc; and

         o Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

         We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

We may be unable to recoup our investment costs to develop our software products.

         We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $26.4 million representing equity and other advances as of June 30, 2001. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

Our chairman and managing director may continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

         Mr. B. Ramalinga Raju, our chairman, together with his brother and our managing director, Mr. B. Rama Raju, and his brother-in-law and our director, Mr. C. Srinivasa Raju, comprise one-half of our board of directors and as of July 26, 2001, beneficially own in the aggregate approximately 11.3% of our outstanding equity shares. As a result, these persons, acting together while they are board members, have the ability to exercise significant influence over most matters requiring approval by our board of directors, including the appointment of directors to fill vacancies until the next shareholders' meeting and significant corporate transactions. This could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.

         We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

         Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

         Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

Risks Related to Our Internet Services Business

         Because we owned, as of July 31, 2001, 52.5% of the equity shares of Infoway, which we believe is the largest integrated Internet and electronic commerce services company in India based on number of customers as of June 30, 2001, we face risks related to Infoway's business.

Infoway and its subsidiary IndiaWorld Communications are engaged in disputes which, if resolved unfavorably, could impose costs on Infoway or have other undesirable effects.

         Infoway and its subsidiary IndiaWorld Communications are involved in litigation with a party located in the United States which has alleged, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term "IndiaWorld" and associated logos and trade dress purportedly owned by this third party and that the third party has an ownership interest in the underlying technology. Infoway have been advised by the prior owners of IndiaWorld Communications that no such infringement or misappropriation has taken place. This matter is currently pending in federal court in San Diego, California. Infoway's contract with the prior owners of IndiaWorld Communications includes an indemnity for past infringement or misappropriation. Infoway and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Infoway believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting Infoway, and also could divert management time and attention away from its business.

The market price of our equity shares is strongly affected by Infoway's volatile stock price.

         As of July 31, 2001, we owned 12.2 million equity shares of Infoway, which represented 52.5% of Infoway's outstanding equity shares. Since its initial public offering of ADSs in October 1999, the trading price of Infoway's ADSs has ranged from a low of $1.69 to a high of $113.0 per ADS. As a result, the public stock price of Infoway's ADSs owned by our company has ranged from a low of approximately $82.4 million to a high of approximately $5.5 billion. Fluctuations in the price of Infoway's ADSs have had a significant impact on the market price of our equity shares and will have a significant impact on the market price of our ADSs. Furthermore, because Infoway is an Internet service provider which owns points of access to international bandwidth, foreign ownership in Infoway, which will include all of Infoway's ADSs, is limited to 74.0% under present Indian law. Further, foreign ownership beyond 49% shall require prior government approval. This limitation means that, unless Indian law changes, more than 74.0% of Infoway's equity shares will never be available to trade in the United States market.

The success of Infoway's business depends on the acceptance of the Internet in India which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

         Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the TRAI and have remained high due to, among other things, capacity constraints. High bandwidth prices have continued notwithstanding rapid increases in demand for Internet access and a very competitive pricing environment for those services which has resulted in decreasing average selling prices.

The limited installed personal computer base in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

         The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. For example, according to International Data Corporation, in 2000 the Indian market contained approximately 4.4 million Internet users compared to a total population in India of 1.0 billion, while the U.S. market contained approximately 135 million Internet users compared to a total population in the U.S. of 275 million. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, Infoway is addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which Infoway refers to as "cybercafes." Although this service creates a larger market, it also imposes on the operator of the cybercafe the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits Infoway's pool of potential customers and restricts the amount of revenues that Infoway's consumer Internet access services division may generate.

         Infoway's growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use Infoway's services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute Infoway's business plan.

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

The success of Infoway's business depends on the acceptance and growth of electronic commerce in India which is uncertain and, to a large extent, beyond Infoway's control.

         Many of Infoway's existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Although the Indian Parliament has passed the Information Technology Act, 2000, several critical issues concerning the commercial use of the Internet in India, such as legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain uncertain. In addition, many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

         o        inconsistent quality of service;

         o need to deal with multiple and frequently incompatible vendors;

         o inadequate legal infrastructure relating to electronic commerce in India;

         o lack of security of commercial data, such as credit card numbers; and

         o low number of Indian companies accepting credit card numbers over the Internet.

         If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, Infoway is not likely to realize any benefits from its investment in the development of electronic commerce products and services.

Infoway's ability to compete in the Internet service provider market is hindered by the fact that its principal competitor is a government-controlled provider of international telecommunications services in India which enjoys significant competitive advantages over Infoway.

         VSNL is a government-controlled provider of international telecommunications services in India. VSNL is also the largest Internet service provider in India and, according to information published on VSNL's website, had 631,000 subscribers as of March 31, 2001. VSNL enjoys significant competitive advantages over Infoway, including the following:

         o Longer service history. VSNL has offered Internet service provider services since August 1995, whereas Infoway has offered Internet service provider services only since November 1998.

         o Access to network infrastructure. Because VSNL is controlled by the Government of India, it has direct access to network infrastructure which is owned by the Indian government.

         o Greater financial resources. VSNL has significantly greater total assets and annual revenues than Infoway.

         Recently, VSNL has continued to aggressively reduce consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as Infoway. Infoway believes that these practices constitute an improper cross-subsidy funded by VSNL's present monopoly in long distance telephone service. The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Infoway. Unless there is a change in government policy or favorable resolution of this dispute, or until Infoway is able to reduce its bandwidth costs through other means, Infoway will continue to face difficult market conditions in the consumer access business.

         These competitive issues may prevent Infoway from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for Infoway's operations.

Infoway may be required to further lower the rates it charges for its products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly decrease its revenues.

         A significant number of new competitors have recently entered India's recently liberalized Internet service provider market, and Infoway expects additional competitors to emerge in the near future. As of December 31, 2000, approximately 437 companies had obtained Internet service provider licenses in India, including 79 companies which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over Infoway, including greater financial resources, which could allow them to charge Internet access fees that are lower than Infoway's in order to attract subscribers. Since May 2000, Infoway has offered unlimited Internet access to consumers for a fixed price. A number of Infoway's competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services over the past several quarters. Infoway expects the market for consumer Internet access to remain extremely price competitive.

         Infoway's corporate and e-consulting services business faces significant competition from well-established companies, including Global E-Commerce Limited, Sprint-RPG Limited and WIPRO-CSD. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

         Infoway's online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than Infoway's site and offer some features that Infoway does not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Excite@Home, Lycos, Microsoft Network and Yahoo!. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. Infoway expects that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

         Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in Infoway's services, as well as different pricing, service or marketing decisions. There can be no assurance that Infoway will be able to successfully compete against current and future competitors.

The Government of India may change its regulation of Infoway's business or the terms of Infoway's license to provide Internet access services without its consent, and any such change could decrease Infoway's revenues and/or increase Infoway's costs which would adversely affect Infoway's operating results.

         Infoway's business is subject to government regulation under Indian law and to significant restrictions under Infoway's Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

         o Infoway's Internet service provider license has a term of 15 years and Infoway has no assurance that the license will be renewed. If it is unable to renew its Internet service provider license in 2013 for any reason, Infoway will be unable to operate as an Internet service provider in India and will lose one of its primary sources of revenue.

         o The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices Infoway charges its subscribers. The success of Infoway's business model depends on its ability to price its services at levels it believes is appropriate. If the TRAI sets a price floor, Infoway may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, Infoway may not be able to generate sufficient revenues to fund its operations. Similarly, an action of the Indian Parliament may impact Infoway's ability to set the prices for its services.

         o The Government of India maintains the right to take over Infoway's entire operations or revoke, terminate or suspend its license for national security and similar reasons without compensation to Infoway. If the Government of India were to take any of these actions, Infoway would be prevented from conducting all or part of its business.

Infoway may be liable to third parties for information retrieved from the Internet.

         Because users of Infoway's Internet service provider service and visitors to Infoway's websites may distribute its content to others, third parties may sue Infoway for defamation, negligence, copyright or trademark infringement, personal injury or other matters. Infoway could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue Infoway for the content and services that are accessible from Infoway's websites through links to other websites or through content and materials that may be posted by Infoway's users in chat rooms or bulletin boards. Infoway does not carry insurance to protect it against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, Infoway's business is based on establishing its network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage Infoway's reputation, disrupt its ongoing business, distract its management and employees, reduce its revenues and increase its expenses.

Infoway's business may not be compatible with delivery methods of Internet access services developed in the future.

         Infoway faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, Infoway will have to develop new technology or modify its existing technology to accommodate these developments. Infoway's pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. Infoway may be unable to adapt its Internet service business to alternate delivery means and new technologies may not be available to Infoway at all.

Risks Related to Investments in Indian Companies

         We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

         During the past decade and in particular since 1991, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Recent government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Economic sanctions imposed on India by the United States could restrict our access to technology and limit our ability to operate our business.

         In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. Since then, the United States has waived some of these sanctions after its discussions with the government of India. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this nature will not be imposed, or that these sanctions or any additional sanctions that are imposed will not disrupt our business or increase our costs or adversely affect the market for our ADSs in the United States.

Regional conflicts in South Asia could adversely affect the Indian economy and our company.

         South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. Further, in October 1999, the leadership of Pakistan changed as a result of a coup led by the military. Events of this nature in the future could adversely affect the Indian economy and the market for securities of Indian companies, including our ADSs, and the market for our services.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.

         Our equity shares are traded on the Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange, or the BSE, the National Stock Exchange and the Hyderabad Stock Exchange and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

         Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

         Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

         Under recent amendments to Indian regulations, the depositary bank is able to accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, but only to the extent, and limited to the number, of ADSs converted into underlying equity shares.

Currency exchange rate fluctuations may affect the value of our ADSs.

         The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 18.6%. In the three months ended June 30, 2000 and the three months ended June 30, 2001, our U.S. dollar-denominated revenues represented 85.1% and 84.0%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In the three months ended June 30, 2001, our foreign currency translation losses were approximately $2.1 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the BSE, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

         We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

         o a tax deduction for all profits derived from exporting computer software and services; and

         o a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

         As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2000. All facilities registered in the program before March 31, 2000, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

         We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

         o effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

         o enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

         We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

The financial turmoil in other countries could cause our business or the price of our ADSs to suffer.

         Financial turmoil in several Asian countries, Russia and elsewhere in the world in 1998 and 1999 has adversely affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in prices for securities of companies located in developing economies, such as our company.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

         The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. For example, in 1999, our share price on the BSE ranged from a high of Rs.459.80 ($10.57) in December 1999 to a low of Rs.73.10 ($1.72) in January 1999. In 2000,
our share price on the BSE reached a peak of Rs.1,445.99 ($33.13) and a low of Rs.291.50 ($6.23). In 2001, up to July 26, 2001, our share price on the BSE reached a peak of Rs. 429.70 ($9.11) and a low of Rs. 145.00 ($3.08). On July 26, 2001, the closing price of our shares on the BSE was Rs.146.80 ($3.11). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 47.15 per $1.00 from July 26, 2001 has been used.

         The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

The laws of India may not adequately protect our intellectual property rights.

         The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

         We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

         Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

         Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

         There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

         Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

         At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

An active or liquid trading market for our ADSs is not assured.

         We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

         Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

         The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of July 26, 2001, we have an aggregate of 309,627,300 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S. We and Messrs. B. Ramalinga Raju, B. Rama Raju and C. Srinivasa Raju who together hold 11.3% of our outstanding equity shares as of July 26, 2001, have agreed not to offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any equity shares without the prior written consent of Merrill Lynch for 180 days from May 15, 2001, subject to specified exceptions.

Forward-looking statements contained in this Quarterly Report may not be realized.

         We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

         In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this "Risk Factors" section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

Item 3.  Quantitative and Qualitative Disclosure about Market Risk

         Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Risk factors.

         As of June 30, 2001, we do not have any outstanding non-rupee denominated borrowings. e estimates.

         We face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

         During fiscal 2001 and the three months ended June 30, 2001, 89.8% and 92.0%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.8%, or $5.6 million, in fiscal 2001 and 1.8%, or $1.8 million, in the three months ended June 30, 2001, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.8%, or $5.6 million, in fiscal 2001 and 1.8%, or $1.8 million, in the three months ended June 30, 2001. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $5.6 million in fiscal 2001 and $1.8 million in the three months ended June 30, 2001. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As at June 30, 2001, we had approximately $196.4 million of non-Indian rupee denominated cash and cash equivalents.



                                     PART II
                                OTHER INFORMATION

Item 1.  Legal Proceedings

         The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2.  Changes in Securities and Use of Proceeds

         In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of July 31, 2001, approximately $46.1 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries ($1.5 million); and working capital and general corporate purposes ($17.7 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3.  Default Upon Senior Securities

         None

Item 4.  Submission of Matters to a Vote of Security Holders

         The following actions were approved by our stockholders at our 2001 Annual General Meeting held on June 29, 2001:

         o the adoption of the Audited Balance Sheet as at 31st March, 2001, the Audited Profit & Loss Account, the Directors' Report for the fiscal year ended March 31, 2001 and the Auditors' Report;

         o        the declaration of final dividend on equity shares;

         o the appointment of a director in place of Mr. C. Srinivasa Raju, who retired by rotation and is eligible for reappointment;

         o the re-appointment of M/s Price Waterhouse as auditors of our company for the period commencing from the conclusion of the Annual General Meeting until the conclusion of the next Annual General Meeting and to fix the remuneration for the auditors;

         o the approval of the further issue of equity shares for Associate Stock Options for Associates under the Associate Stock Option Plan - B;

         o the approval of the further issue of equity shares for Associate Stock Options for Associates of Subsidiary companies under Associate Stock Option Plan - B; and

         o the approval of the further issue of securities of our company.

Item 5.  Other Information

         None

Item 6.  Exhibits and Reports

         Reports on Form 6-K. We filed the following current reports on Form
6-K:

         o Our report on Form 6-K which we filed with the SEC on June 28, 2001 regarding the materials provided to our shareholders in connection with our 2001 Annual General Meeting; and

         o Our report on Form 6-K which we filed with the SEC on July 16, 2001 regarding our first quarter results under Indian GAAP.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                                       SATYAM COMPUTER SERVICES LIMITED

                                       By: /s/ G. JAYARAMAN
                                       Name: G. Jayaraman
                                       Title: Vice President (Corp. Affairs) &
                                              Company Secretary

Dated: August 15, 2001

                                                                         ANNEX 1

                       SATYAM COMPUTER SERVICES LIMITED

             INDEX TO U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Consolidated Balance Sheets as of March 31, 2001, June 30, 2000 and
2001 (unaudited).........................................................    F-2

Consolidated Statements of Operations for the year ended March 31, 2001 and for the three months ended June 30, 2000 and 2001 (unaudited)..............  F-3

Consolidated Statements of Stockholders' Equity for the years ended March 31,
2001 and for three months ended June 30, 2001 (unaudited)................... F-4

Consolidated Statements of Cash Flows for the year ended March 31, 2001 and for the three months ended June 30, 2000 and 2001 (unaudited)............... F-6

Notes to Consolidated Financial Statements.................................. F-8

Consolidated Balance Sheets
Satyam Computer Services Limited
(Thousands of US Dollars except as stated otherwise)
----------------------------------------------------------------------------------------------------------------

                                                                                                As of
                                                                      As of March 31  --------------------------
                                                                          2001         June 2000      June 2001
ASSETS                                                                                (unaudited)    (unaudited)
----------------------------------------------------------------------------------------------------------------

Current assets
Cash and cash equivalents                                               $  66,068      $ 149,368      $ 202,119
Accounts receivable, net of allowance for doubtful debts                   92,564         60,186         96,318
Unbilled revenue on contracts                                               4,676          3,009          4,652
Inventory                                                                   2,350            694          2,235
Investments                                                                   210            469            208
Deferred taxes on income                                                      966            513          2,751
Prepaid expenses and other receivables, net of allowances                  22,556         22,969         20,637
----------------------------------------------------------------------------------------------------------------
Total current assets                                                      189,390        237,208        328,920

Premises and equipment, net                                               133,231         98,637        129,187
Goodwill and other intangible assets, net                                 109,995        127,123        102,074
Investments                                                                 2,498          2,618          2,485
Investment in associated companies                                         33,989          1,033         31,075
Other assets                                                               11,996          4,794         10,830
================================================================================================================
Total assets                                                            $ 481,099      $ 471,413      $ 604,571
================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------

Current liabilities
Short-term and current portion of long-term debts                       $  40,575      $  20,258      $   7,417
Accounts payable                                                           15,908         14,962         15,079
Accrued expenses and other liabilities                                     31,780         24,888         39,858
Unearned and deferred revenue                                               4,132          3,460          3,462
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                  92,395         63,568         65,816
----------------------------------------------------------------------------------------------------------------

Long-term debts                                                             9,625         49,784          4,509
Deferred taxes on income                                                   36,777         31,288         35,440
Excess of cash received over carrying value of investment in Infoway,
net of taxes (Note No.6)                                                   35,156         35,419         35,156
Other non-current liabilities                                               5,408          1,122          6,580
----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                         179,361        181,181        147,501
----------------------------------------------------------------------------------------------------------------

Minority interest                                                         107,043        111,210         97,360

Contingencies and Commitments (Note No.19)

Shareholders' equity
Common stock - par value Rs.2 (US$0.042*) per equity share;
(375 million, 375 million and  375 million equity shares authorized
and 281,190,000, 281,190,000 and 314,540,000 equity shares issued          15,726         15,726         17,144
as of March 31, 2001, June 30, 2000 and 2001 (unaudited)
respectively)
Additional paid-in capital                                                253,409        239,356        403,932
Deferred stock compensation                                               (11,787)       (41,210)        (8,930)
Retained earnings/(deficits)                                              (29,456)       (10,418)       (23,765)
Other comprehensive income/(loss)                                         (21,659)       (12,721)       (23,738)
----------------------------------------------------------------------------------------------------------------
                                                                          206,233        190,733        364,643
Shares held by the SC-Trust under employee stock option plan
(11,170,070, 11,335,960 and 4,776,630 equity shares as of March 31,
2001, June 30, 2000 and 2001 (unaudited))                                 (11,538)       (11,711)        (4,933)
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                194,695        179,022        359,710

----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                              $ 481,099      $ 471,413      $ 604,571
================================================================================================================

 * the par value in $ has been converted at the closing rate as of June 30, 2001, 1$ = Rs.47.09

-----------------------------------------------------------------------------------------------------------

The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Operations
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
---------------------------------------------------------------------------------------------------------

                                                                Year ended     Three Months ended June 30
                                                                  March 31
                                                                -----------------------------------------
                                                                      2001           2000           2001
                                                                               (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------------

Revenues                                                         $ 308,207      $  59,907      $  99,727

Cost of revenues, inclusive of deferred stock compensation of
$31,336 in fiscal 2001, $12,936 and $2,254 in three months
ended June 30, 2000 and 2001 (unaudited)                           208,121         43,963         56,947
---------------------------------------------------------------------------------------------------------
Gross profit                                                       100,086         15,944         42,780

Selling, general and administrative expenses, inclusive of
deferred stock compensation of $14,782 in fiscal 2001, $4,726      122,000         26,862         32,545
and $1,052 in three months ended June 30, 2000 and 2001
(unaudited)

Amortization of goodwill                                            24,728          3,134          7,339
---------------------------------------------------------------------------------------------------------
Total operating expenses                                           146,728         29,996         39,884

---------------------------------------------------------------------------------------------------------
Operating income (loss)                                            (46,642)       (14,052)         2,896

Interest income                                                      5,732          2,965          1,149
Interest expense                                                    (9,632)        (3,254)        (2,155)
Other income                                                         6,806          1,674          1,589
Other expense                                                         (344)          (257)           (59)
---------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interest and
equity  earnings (losses) of associated companies                  (44,080)       (12,924)         3,420

Income taxes                                                        (4,137)          (171)        (1,170)
Minority Interest                                                   25,772          1,716          8,268
---------------------------------------------------------------------------------------------------------
Income (loss) before equity in earnings (losses) of associated
companies                                                          (22,445)       (11,379)        10,518

Equity in earnings (losses) of associated companies, net of
taxes                                                               (5,467)           (47)        (1,909)
---------------------------------------------------------------------------------------------------------
Net income (loss)                                                $ (27,912)     $ (11,426)     $   8,609
=========================================================================================================

Earnings (loss) per share:
Basic                                                            $   (0.10)     $   (0.04)     $    0.03
Diluted                                                              (0.10)         (0.04)          0.03

---------------------------------------------------------------------------------------------------------

The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
------------------------------------------------------------------------------------------------------------------------------------



                                     -----------------------------------------------------------------------------------------------
                                           Common Stock      Additional   Deferred    Retained      Other      Shares       Total
                                                              paid-in      stock      earnings  Comprehensive  held by      Share-
                                     -----------------------  capital   compensation             Income(loss) SC-Trust     holders'
                                       Shares     Par Value                 plan                                            equity

                                     -----------------------------------------------------------------------------------------------
Balance as of March 31, 2000         281,190,000   $15,726   $ 189,508    $(17,972)   $  2,563    $ (9,194)   $(12,157)   $ 168,474

Comprehensive income:
  Net Income (Loss)                                                                    (27,912)                             (27,912)

  Gain on dilution of interest in
  subsidiary on subsidiary's
  issuance of new shares, net of
  taxes                                                         24,599                                                       24,599

  Loss on sale of Infoway shares by
  Cricinfo, net of taxes                                          (466)                                                        (466)

  Loss on foreign currency
  translation                                                                                      (12,429)                 (12,429)

  Unrealized losses on securities,
   net of taxes                                                                                        (36)                     (36)
                                                                                                                           ---------
   Total comprehensive income                                                                                               (16,244)

Warrants issued to TRW (Note 5)                                  1,657                                                        1,657

Deferred stock compensation                                     38,034     (38,034)                                              --

Amortization of deferred stock
compensation                                                                44,219                                           44,219

Shares transferred by SC-Trust to
employees on vesting                                                77                                             619          696

Cash dividend paid at the rate of
US$0.008 per share                                                                      (4,107)                              (4,107)

------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001         281,190,000   $15,726   $ 253,409    $(11,787)   $(29,456)   $(21,659)   $(11,538)   $ 194,695
====================================================================================================================================

The accompanying notes are part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)
------------------------------------------------------------------------------------------------------------------------------------


                                     -----------------------------------------------------------------------------------------------
                                           Common Stock      Additional   Deferred    Retained      Other      Shares       Total
                                                              paid-in      stock      earnings  Comprehensive  held by      Share-
                                     -----------------------  capital   compensation             Income(loss) SC-Trust     holders'
                                       Shares     Par Value                 plan                                            equity

                                     -----------------------------------------------------------------------------------------------

Balance as of March 31, 2001         281,190,000   $15,726   $ 253,409    $(11,787)   $(29,456)   $(21,659)   $(11,538)   $ 194,695

Comprehensive income:

  Net income (Loss)                                                                      8,609                                8,609

  Loss on sale of Infoway shares
  by Cricinfo, net of taxes                                       (471)                                                        (471)

  Gain (loss) on foreign currency
  translation                                                                                       (2,074)                  (2,074)

  Unrealized losses on securities,
  net of taxes                                                                                          (5)                      (5)

  Total comprehensive income                                                                                                  6,059

Issuance of common stock, net of
issuance cost                         33,350,000     1,418     149,349                                                      150,767

Deferred stock compensation                                         69         (69)                                              --

Amortization of deferred stock
compensation                                                                 2,926                                            2,926

Shares transferred by SC-Trust to
employees on vesting                                             1,576                                           6,605        8,181

Cash dividend paid at the rate of
US$0.008 per share                                                                      (2,918)                              (2,918)
------------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2001
(unaudited)                          314,540,000   $17,144   $ 403,932    $ (8,930)   $(23,765)   $(23,738)   $ (4,933)   $ 359,710
====================================================================================================================================

Consolidated Statements of Cash Flows

Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)

------------------------------------------------------------------------------------------------------

                                                                       Year
                                                                      ended      Three Months ended
                                                                   March 31           June 30
                                                                  ------------------------------------
                                                                       2001         2000         2001
Cash Flows From Operating Activities:                                         (unaudited)  (unaudited)
------------------------------------------------------------------------------------------------------

Net income (loss)                                                 $ (27,912)   $ (11,426)   $   8,609
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization                                      54,493        9,424       15,502
  Deferred stock compensation                                        46,118       17,662        3,306
  Deferred taxes on income                                              154         (252)        (260)
  Profit on sale of investments                                          (1)          --           --
  (Profit) Loss on sale of premises and equipment                        43           (2)          39
  Foreign currency translation on excess of amount received on
  sale of shares of Infoway over its carrying value                   1,014           --          172
  Amortization of discount on share warrants issued to TRW
  and change in fair value of put option                              2,685           --          428
  Minority Interest                                                 (25,772)      (1,716)      (8,268)
  Equity in share of (earnings) losses of associated companies        5,467           47        1,909
Changes in assets and liabilities:
  Accounts receivable, net and unbilled revenues                    (49,452)     (12,002)      (4,244)
  Prepaid expenses, other receivables, and inventory                (10,164)      (7,582)       3,494
  Other assets, non-current                                          (9,797)        (333)        (310)
  Accounts payable                                                    4,584        2,960         (748)
  Accrued expenses and other liabilities                             20,348        2,064        3,980
  Unearned and deferred revenue                                         937           12         (651)
  Other liabilities, non-current                                     (6,810)         (46)         (38)
------------------------------------------------------------------------------------------------------
Net cash provided (used in) by operating activities                   5,935       (1,190)      22,920

Cash Flows Used In Investing Activities
------------------------------------------------------------------------------------------------------
Acquisition of premises and equipment                               (84,764)     (22,386)      (4,594)
Expenditure on licence fees                                            (612)          --           --
Proceeds from sale of premises and equipment                             68           13           96
Acquisition and investments in associated companies                 (52,470)     (49,236)          --
Proceeds from sale of investments                                         3           --           --
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (137,775)     (71,609)      (4,498)


Cash Flows From Financing Activities
------------------------------------------------------------------------------------------------------
Increase (decrease) in short-term debts                               8,330      (19,088)     (33,065)
Share Warrant Consideration                                             500           --           --
Issuance of common stock, net of issuance cost                           --           --      150,767
Issuance of common stock under Employee Stock Option Plan               648          512        6,605
Issuance of common stock by Infoway and other subsidiaries, net
of issuance cost                                                        240           --           --
Proceeds from long-term debts                                            --       20,744           --
Proceeds from sale of shares of Infoway, net of cost                 48,978       48,978           --
Repayment of long-term debts                                        (40,425)     (14,732)      (5,366)
Cash dividends paid                                                  (4,107)      (1,557)          --
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            14,164       34,857      118,941

                                                                        (Continuing on following page)

Consolidated Statements of Cash Flows

Satyam Computer Services Limited
(Thousands of US Dollars except per share data and as stated otherwise)

------------------------------------------------------------------------------------------------------

                                                                       Year
                                                                      ended      Three Months ended
                                                                   March 31           June 30
                                                                  ------------------------------------
                                                                       2001         2000         2001

                                                                              (unaudited)  (unaudited)

  Effect of exchange rate changes on cash and cash equivalents    $  (8,560)   $  (4,994)   $  (1,312)
  Net change in cash and cash equivalents                          (126,236)     (42,936)     136,051

  Cash and cash equivalents at beginning of the year/period         192,304      192,304       66,068
  Cash and cash equivalents at end of the year/period             $  66,068    $ 149,368    $ 202,119

Supplementary information:
------------------------------------------------------------------------------------------------------


Cash paid during the period for:
Income taxes                                                      $   4,898    $      93    $     130
Interest                                                              9,250        3,624        2,004

Non-cash items:
Shares issued by Infoway on acquisitions                          $  69,815    $  24,609           --
Capital leases and hire purchase                                      1,624          164          291


  For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flow do not correspond to the differences between the balance sheet amounts for the respective items.

------------------------------------------------------------------------------------------------------

The accompanying notes are part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "Satyam") are engaged in providing information technology services, Internet services and developing software products.

Satyam Computer Services Limited (hereinafter referred to as "Satyam Computer Services") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has seven offsite centers located in the United States, Europe, Japan and Singapore. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, tele-communications, transportation and engineering services.

Satyam Infoway Limited (hereinafter referred to as "Infoway"), a subsidiary of Satyam Computer Services, is an integrated Internet and electronic commerce services company in India. In addition, Infoway provides various internet services such as electronic data exchange, email and other messaging services, virtual private networks, web based solutions to businesses, web page hosting to individuals and operates an Internet online portal and content offering.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Consolidation

The consolidated financial statements of Satyam Computer Services and its majority-owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All inter-company balances and transactions have been eliminated. Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries to third parties are recognized in income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b)   Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ from those estimates.

c)   Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese yen, U.S. dollar, pound Sterling and Singapore dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders' equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

Satyam periodically enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivable and debts payable. Gains and losses on these contracts are recognized as income or expense in the statement of operations as incurred, over the life of the contract. As of March 31, 2001, June 30, 2000 and 2001(unaudited), Satyam had no foreign exchange forward contracts outstanding.

d)   Revenue Recognition

i)   IT Services

Revenues from professional services consist of revenues earned from services performed on a "time and material" basis and related revenue is recognized as the services are performed. Satyam also performs time bound fixed-price engagements, under which revenue is recognized using the percentage-of-completion method of accounting, unless work completed cannot be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percent complete is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded.

ii)  Internet Services

Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both. In accordance with the contractual agreement, customers are allowed to use such services free of cost for a specified period of time or volume. No revenues are recognized for such exempted periods or volumes. Revenues from the sale of communication hardware and software required to provide Infoway's network based services are recognized when the sale is complete with the passing of title.

Revenues from web-site design and development are recognized upon project completion, which occurs once the customer's web links are commissioned and available on the World-Wide-Web. Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in lines with revenue recognition policy of IT Services.

Internet access is sold to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

e)   Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current. As of March 31, 2001, restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$140 thousand and as of June 30, 2000 and 2001 (unaudited), US$472 thousand and US$142 thousand, respectively.

f)   Inventory

Inventory is stated at lower of cost or market. Cost is determined using the first-in-first-out (FIFO) method except CD ROMs used for Internet services activities for which the weighted average method is used to determine cost.

g)   Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized over the lower of their useful lives or the term of the lease.

Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$885 thousand for the year ended March 31, 2001, US$188 thousand and US$128 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

h)   Software Development Costs

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant. Research and development expenses charged to income amounted to US$3,124 thousand for the year ended March 31, 2001, US$411 thousand and US$615 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

i)   Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Goodwill is amortized on a straight-line basis principally over a period of 5 years. Other intangible assets include licensing fees, which are being amortized over the license period of 5 years.

j)   Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" Satyam reviews long-lived assets, including goodwill and identifiable intangibles, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

Satyam does not have any long-lived assets, including goodwill and identifiable intangibles that it considers to have been impaired.

k)   Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as other comprehensive income, a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are included in other income. Other investments that are not marketable are carried at cost, subject to tests of permanent impairment.

l)   Costs of Revenue and Selling, General and Administrative Expenses


Costs of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses, and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity, and other general expenses not attributable to costs of revenues.

m)   Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising expenses charged to income amounted to US$11,301 thousand for the year ended March 31, 2001, US$2,115 thousand and US$1,395 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

n)   Employee Benefits

i)   Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the year it is incurred.

ii)  Gratuity Plan

In addition to the above benefit, Satyam provides for a gratuity obligation, a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam. This plan has been accounted for under the provisions of FAS 87, Employers' Accounting for Pensions.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, LIC assumes the obligation to settle the gratuity payment to the employees to the extent of the funding

iii) Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to a superannuation, a defined contribution plan (the "Superannation Plan"). Satyam Computer Services makes yearly contributions under the superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam has no further obligations under the plan beyond its contributions.

iv)  Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Satyam's matching contribution amounted to US$376 thousand for the year ended March 31, 2001, US$35 thousand and US$88 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

o)   Income Taxes

In accordance with the provisions of SFAS 109, "Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

p)   Earnings Per Share

In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share are computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

q)   Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r)   Recently Issued Accounting Pronouncements

In June 1998, the Financials Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Financial Instruments and for Hedging Activities". SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was amended by SFAS 137 and SFAS 138. SFAS 133, as amended is effective for Satyam's fiscal year 2002. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 replaces SFAS 125, revising the standards governing accounting for securitizations and other transfers of financial assets and collateral. Adoption of SFAS 140 is required for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this standard does not have any material impact on Satyam's results of operations or financial position.

In July 2001, the FASB issued SFAS 141, "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB 16, "Business Combinations", and SFAS 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". This statement requires all business combinations in its scope to be accounted for using the purchase method. This statement is applicable to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Satyam is in the process of assessing the impact of the adoption of this standard.

In July 2001, the FSAB also issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17, "Intangible Assets". This statement discontinues amortisation of goodwill and requires periodic assessment for goodwill impairment and a charge to income statement, if required. This statement is required to be applied starting with fiscal years beginning after December 15 2001. Early application is permitted with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Satyam is in the process of assessing the impact of the adoption of this standard.

s)   Reclassification

Prior years figures have been regrouped, recast, rearranged to confirm to the current year's preparation.

3.   BUSINESS COMBINATION

a)   Acquisition of India World Communication by Infoway

On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited ("IndiaWorld") to acquire 49,000 shares (equivalent to 24.5% of the voting control) of IndiaWorld for US$28,289 thousand. IndiaWorld is engaged in the business of providing web-based solutions and advertising services. Infoway also entered into an agreement with the shareholders of IndiaWorld on the same date for the option to purchase the remaining shares in IndiaWorld ("the option agreement"). The terms of the option agreement provided that Infoway had the option to acquire all of the remaining outstanding shares of IndiaWorld on the payment of an initial non-refundable earnest money deposit of US$11,801 thousand and a second and final cash payment of US$74,554 thousand which was to be

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

made on or before June 30, 2000. The non-refundable earnest money deposit of US$11,801 thousand was paid on November 29, 1999 and the final payment was settled on June 30, 2000 by a separate agreement in a part cash and part stock deal to make IndiaWorld its 100.0% subsidiary. Infoway paid US$48,666 thousand in cash and the balance in 268,500 equity shares. The equity shares issued to the shareholders of IndiaWorld are not listed in India and under present law are not convertible into ADSs.

The transaction to purchase IndiaWorld is accounted for as a two-step acquisition under the purchase method of accounting. The financial statements of Satyam have consolidated the accounts of IndiaWorld as of December 1, 1999 by virtue of Infoway having obtained, through agreement with the shareholders of IndiaWorld, control over IndiaWorld that will be other than temporary as of that date. During the year ended March 31, 2000, Satyam recognized goodwill of US$39,860 thousand, on the acquisition of the 24.5% on November 29, 1999 equal to the excess of the consideration paid of US$40,090 thousand (US$28,289 thousand plus the earnest money deposit of US$11,801 thousand) over the fair value of that portion of the net assets acquired of US$230 thousand. During the year ended March 31, 2001, Satyam has recognized additional goodwill equal to the excess of consideration paid (cash of US$48,666 thousand plus US$24,609 thousand, being the fair value of 268,500 equity shares of Infoway) over the fair value of the net assets acquired.

b)   Acquisition of IndiaPlaza.com by Infoway

On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,192 ADSs (113,798 shares) of which 340,192 ADSs (85,048 shares) have been paid and 115,000 ADSs (28,750 shares) have been placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management considers the release of the shares held in the escrow to be probable and has accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method.

Satyam recognized goodwill of US$ 9,510 thousand, equal to the excess of the consideration paid of US$ 7,921 thousand, being the fair value of 113,797 equity shares of Infoway over the fair value of the net assets acquired of US$ (1,589) thousand.

The following unaudited consolidated results of operations are presented as if the acquisition of IndiaWorld and IndiaPlaza were made at the beginning of the periods presented. The pro forma consolidated results of operations reflect the amortization of goodwill attributable to the acquisition.

                                                        Year ended
                                                         March 31
                                                        ----------
                                                           2001
------------------------------------------------------------------
Revenues                                                $ 309,344
Net loss                                                  (30,648)
Loss per equity share                                       (0.11)
Weighted average equity shares used in
computing loss per equity share                           269,921
(in thousands)                                            269,921
------------------------------------------------------------------
Note: The unaudited pro forma disclosure is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the periods presented or the future results of combined operations.

c)   Acquisition of CricInfo by Infoway

In June 2000, Infoway entered into an agreement to acquire 25.0% of CricInfo Limited, a private company incorporated in England and Wales, which owns a popular cricket site on the Internet, for a consideration of US$37.5 million. The consideration was payable at the option of Infoway in cash or its ADSs. On July 29, 2000, Infoway issued 2,204,720 ADSs (representing 551,180 equity shares of Infoway) to acquire 25.0% stake in CricInfo. The number of ADSs issued was based on the price at NASDAQ on the day prior to the acquisition of CricInfo shares. The investment is accounted for under the equity method, where the difference between the cost of investment and underlying equity in net assets of the investment has been accounted for as if the investee were a consolidated subsidiary and is being amortized over a period of 5 years based on management estimate.

4.   SALE OF SHARES BY INFOWAY

In the years ended March 31, 2000 and 2001, Infoway issued new shares to third parties and Satyam Computer Services, including two public offerings. After these transactions, Satyam Computer Services' ownership reduced from 56.32% as of March 31, 2000 to 52.55% as of March 31, 2001 and June 30, 2001 respectively.

In the year ended March 31, 2001 Infoway issued 268,500 shares to shareholders of IndiaWorld, 551,180 shares to shareholders of Cricinfo and 113,797 shares to shareholders of IndiaPlaza (all of which are described in Note 3) at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, the resulting gain of US$ 24,596 thousand,

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

net of taxes, arising from the change in interest has been recorded in additional paid in capital.

5.   TRW INC.,

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW Inc. that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW Inc. in exchange of Rs.71.6 (US$1.6) per share totaling to US$0.5 million in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants are convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The upfront payment made by ESL Inc., for these warrants, plus the aggregate exercise price for the 319,480 equity shares underlying these warrants, will equal US$5.0 million. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounts to US$1,157 thousand. It is being amortized ratably over the period, as described below with respect to the joint venture agreement between Satyam Computer Services and TRW Inc. (that is five years and three months period), starting from the date of signing of the joint venture agreement (that is September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam's equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%.

For the year ended March 31, 2001 and for three months ended June 30 2001 (unaudited), Satyam has amortized the excess of the fair value of the warrants over the consideration of the warrants paid ratably in the method aforementioned.


In the event the price of Satyam Computer Services equity shares on the Bombay Stock Exchange at the time of the exercise of the warrants is less than Rs.895.00 (US$20.0) per equity share, Satyam Computer Services are required to use its best efforts to obtain the requisite shareholder and regulatory approvals to issue new warrants to the holder on substantially the same terms. The exercise price of these new warrants will be based on the fair market value of Satyam Computer Services' equity shares at the time of exercise determined in accordance with applicable Indian regulations. The upfront payment made by the holder for the new warrants, plus the aggregate exercise price for the equity shares underlying these warrants, will be calculated in accordance with Indian regulations based on the fair market value of Satyam Computer Services' equity shares and will not exceed US$10.0 million.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW Inc., respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. TRW has targeted to outsource to the joint venture at least $200 million of revenues from information systems and engineering work over the five years and seven months period. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services have the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration. Satyam views that the fair value of the put is the amount that Satyam would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values at each valuation date is charged to selling, general and administration expenses in statement of operations. Based on the terms of the agreement the value of put option was US$ Nil, US$ 2,572 thousand and US$ 2,946 thousand as of September 26, 2000, March 31,2001and June 30, 2001respectively.

If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. In the event that certain minimum cumulative revenues are achieved the price will be equal to the higher of the amount computed

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

above or an amount not to exceed US$40.0 million. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. The total amount payable to TRW if it divests its stake cannot exceed two percent of Satyam Computer Services total market capitalization on December 31, 2003. If TRW divests its stake, the terms of the joint venture's supply agreement with TRW will continue until December 31, 2007 if TRW is satisfied with the joint venture's performance of the supply agreement and TRW is required to use its best attempts to provide the same levels of business to the joint venture from January 1, 2006 through December 31, 2007 as it had provided to the joint venture during the preceding two years.

If Satyam Computer Services undergo a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

In addition, TRW Inc. will receive an amount in cash or Satyam Computer Services' equity shares, at its discretion, equal to 33.0% of the excess of actual revenues received by the joint venture from TRW Inc. over targeted revenues, subject to the ceiling of US$25 million if such targeted revenues are exceeded by 5.0% or more by December 31, 2005. However, such additional amount together with the buyout of TRW Inc.'s 24.0% interest cannot exceed 2.0% of Satyam Computer Services' total market capitalization as of December 31, 2003. No accrual has been made for such contingent payment as it is not yet probable that the actual revenues will exceed the targeted revenues.

TRW Inc. will also receive royalties from revenues related to services provided by the venture to third parties referred to the venture by TRW Inc. Such royalties will be computed at a rate of 5.0% of the first US$25 million of revenues and 8.0% thereafter. However as of balance sheet date no such revenues have been recognized by the venture.

6. SALE OF SHARES IN INFOWAY TO THE GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD. ("GSIC")


In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. (GSIC) for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC has a put option to sell the shares back to Satyam Computer Services if Infoway does not complete an initial public offering on a recognized stock exchange in India by September 2001. Under the terms of this put option, Satyam Computer Services is required, in the event Infoway fails to fulfill its obligations, to repurchase these equity shares at a price equal to the Indian Rupee equivalent to the average NASDAQ closing price during the three days before the exercise of the put option, discounted by 41.0%.

In the year ended March 31, 2001, in respect of this transaction Satyam Computer Services has not recognized US$ 35,156 thousand in the statement of operations because of the put option held by GSIC. US$ 35,156 thousand represents an amount equal to the excess of sales proceeds received from GSIC over the carrying value of investments in Infoway in the books of Satyam Computer Services, net of applicable income taxes. It has been classified as liability and presented as "Excess of cash received over the carrying value of investment in Infoway, net of taxes" in the balance sheet.

Satyam Computer Services will recognize this gain in the statement of operations, only upon Infoway's completion of an initial public offering on a recognized stock exchange in India by September 2001 or upon the expiration or forfeiture of the put option. Satyam Computer Services accounts for the put option at fair value. However, since the exercise price of the put option is equal to the estimated fair value of the shares to be reacquired at the date of exercise, the Company believes that the fair value of the put option is de minimus.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

7.   PREMISES, EQUIPMENT AND DEPRECIATION

Premises and equipment at cost less accumulated depreciation consist of:

                                                              (US$ in thousands)

                                     Year ended              As of June 30
                                       March 31
                                     -------------------------------------------
                                           2001            2000            2001
--------------------------------------------------------------------------------
                                                     (Unaudited)     (Unaudited)
Freehold land                         $   7,323       $   3,810       $   7,413
Leasehold land                               74              77              74
Premises                                 18,989          11,612          18,894
Computers                                50,465          44,113          50,931
System software                          11,255           4,750          11,515
Office equipment                         59,652          47,815          60,941
Furniture and fixtures                   25,133          21,549          25,190
Vehicles                                  2,677           1,820           2,819
Leasehold improvements                    2,056             988           1,987
Assets under
construction                             24,449          10,068          25,832
--------------------------------------------------------------------------------
Total                                   202,073         146,602         205,596
Less: Accumulated
depreciation                            (68,842)        (47,965)        (76,409)
--------------------------------------------------------------------------------
Premises and
equipment, net                        $ 133,231       $  98,637       $ 129,187
================================================================================

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

     Premises                           28 years
     Computers                           2 years
     System Software                     3 years
     Office equipment                    5 years
     Furniture and fixtures              5 years
     Vehicles                            5 years

Depreciation expense amounted to US$29,637 thousand for the year ended March 31, 2001, US$6,276 thousand and US$8,117 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

Satyam capitalizes interest as part of the cost of premises and equipment based on the avoidable cost concept. Interest expenses capitalized amounted to US$202 thousand for the year ended March 31, 2001, US$44 thousand and US$29 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

8.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of:

                                                              (US$ in thousands)

                                               Year           As of June 30
                                              ended
                                             March 31
                                            ------------------------------------
                                               2001         2000         2001
--------------------------------------------------------------------------------
                                                        (Unaudited)  (Unaudited)

Goodwill
   Acquisition of minority interest         $  21,957    $  23,012    $  21,845
   Acquisition of IndiaWorld                  106,833      111,971      106,288
   Acquisition of IndiaPlaza                    9,490           --        9,441
   Others                                          59           --           59
License fees                                      852          266          847
--------------------------------------------------------------------------------
Total                                         139,191      135,249      138,480
Less: Accumulated                             (29,196)      (8,126)     (36,406)
amortization
--------------------------------------------------------------------------------
Goodwill and other
intangible assets,
net                                         $ 109,995    $ 127,123    $ 102,074
================================================================================

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and is primarily related to the IndiaWorld and IndiaPlaza acquisition by Infoway and the acquisition of the minority interest in SESL by Satyam Computer Services. (Refer
Note 3, Business Combinations). Amortization expense amounted to US$24,856 thousand for the year ended March 31, 2001, US$3,148 thousand and US$7,385 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

9.   INVESTMENTS

Investments of Satyam consist of available-for-sale securities, other non-marketable securities and investments in associated companies.

Available-for-sale securities

                                                              (US$ in thousands)

                                                  Year
                                                 ended         As of June 30
                                                March 31
                                                --------------------------------
                                                  2001        2000        2001
--------------------------------------------------------------------------------
                                                         (Unaudited) (Unaudited)

Amortized cost                                    $ 274       $ 179       $ 273
Gross unrealized holding gains                        5         307          --
Gross unrealized holding losses                     (69)        (17)        (65)
--------------------------------------------------------------------------------
Fair Value                                        $ 210       $ 469       $ 208
================================================================================

Aggregate proceeds from the sale of available-for-sale securities amounted to US$ 3 thousand for the year ended March 31, 2001 and US$ Nil and US$ Nil thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively. On those sales, gross realized gain computed on a FIFO basis amounted to US$1 thousand for the year ended March 31, 2001 and US$ Nil and US$ Nil thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively. These gains and losses have been included in other income in the statement of operations.

Other non-marketable investments

                                                              (US$ in thousands)

                                             Year
                                            ended            As of June 30
                                           March 31    -------------------------
                                             2001           2000          2001
--------------------------------------------------------------------------------
                                                       (Unaudited)   (Unaudited)

Investments - non-
current assets
--------------------------------------------------------------------------------
Other investments,
at cost                                     $2,498         $2,618        $2,485
================================================================================

Investment in associated companies

Satyam Computer Services holds 50.0% stakes in two joint venture companies, Satyam GE Software Services Limited and Satyam Venture Engineering Services Private Limited. During the year ended March 31, 2001, Infoway invested/acquired 29.0% interest in Placements.com, 40.0% interest in Refco-SIFY Securities India Pte Ltd., and 25.0% interest in Cricinfo Ltd. Investments in these companies have been accounted for under the equity method.

The carrying value of investment in various associated companies of Satyam are as follows:

                                                              (US$ in thousands)

                                      Year ended            As of June 30
                                        March 31     ---------------------------
                                            2001           2000            2001
--------------------------------------------------------------------------------
                                                     (Unaudited)     (Unaudited)

Satyam GE                               $ 1,699         $   618         $ 1,952
Satyam Venture                              140             (35)            120
Cricinfo                                 29,759              --          26,730
Placements.com                              196             450             164
Refco.sify                                2,195              --           2,109
--------------------------------------------------------------------------------
Total                                   $33,989         $ 1,033         $31,075
================================================================================

10.  BORROWINGS

Short-term debts

Short-term debts comprised of:

                                                              (US$ in thousands)

                                         Year ended          As of June 30
                                           March 31    -------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (Unaudited)   (Unaudited)

Cash credit facilities                       $5,224        $    8            --
Short-term debt                               2,134            --         4,637
--------------------------------------------------------------------------------
Short-term debts                             $7,358        $    8        $4,637
================================================================================

The interest rates for the above borrowings is 9.0%p.a. Cash Credit facilities are guaranteed personally by Satyam's chairman and managing director and are secured by a first charge on current assets and a second charge on the premises and equipment of Satyam. Short-term debt is secured by a first charge on the premises and equipment of Satyam. The weighted-average interest rate on these borrowings was 12.35% for the year ended March 31, 2001 and for three months ended June 30, 2000 and 2001 (unaudited) were 11.7% and 9.0% respectively.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Long-term debts

Long-term debts outstanding consist of:

                                                                                                        (US$ in thousands)

                                                                                       Year ended        As of June 30
                                                                                         March 31    ---------------------
                                                                                             2001        2000        2001
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   (Unaudited) (Unaudited)
   Secured debts, representing obligation principally to banks and financial institutions

--    Foreign currency term loans (dollar denominated), maturing serially through
     fiscal 2004 with floating rate - LIBOR+ (175 to 350bps)                             $  3,730    $  5,900          --

--    Rupee term loans, maturing serially through fiscal 2005 with floating rate -
     MLR* + (150 to 200 bps)                                                               14,728      18,714          --

--    Rupee term loans, maturing serially through fiscal 2004 with fixed rate -
     12.5% to 18.5%                                                                         9,605      18,121          --

--    Working Capital loans, maturing serially through fiscal 2002 with fixed rate -
     12.5% to 13.0%                                                                            --      13,423          --

--    14.03% Rupee loan of Satyam Associate Trust, maturing serially through
     fiscal 2004                                                                           13,196      12,694    $  5,804

Others                                                                                      1,583       1,182       1,485

Total Debt                                                                                 42,842      70,034       7,289

Less: Current portion of long-term debts                                                  (33,217)    (20,250)     (2,780)
--------------------------------------------------------------------------------------------------------------------------
Long-term debts, net of current portion                                                  $  9,625    $ 49,784    $  4,509
==========================================================================================================================
 *MLR = Minimum lending rate prevailing in India (as of March 31, 2001 - 12.50% and as of June 30, 2001 - 12.50 %)
  bps = Basis Points

Term loans are secured by a pari-passu charge on premises and equipment and other loans classified as secured debts are secured by a pari-passu charge on current assets. These are also generally guaranteed personally by Satyam's chairman and managing director.

Aggregate maturities of long-term debts for the four years subsequent to March 31, 2001, are US$5,004 thousand in fiscal 2002, US$4,928 thousand in fiscal 2003, US$4,593 thousand in fiscal 2004, US$32 thousand in fiscal 2005, US$3 thousand in fiscal 2006 and thereafter.

As of March 31, 2001, Satyam had unused lines of credit amounting to US$20,188 thousand, of which US$12,920 thousand related to cash credit and short-term debts, US$1,067 thousand related to long-term debts and US$6,201 thousand related to non-fund facilities.

As of June 30, 2001 (unaudited), Satyam had unused lines of credit amounting to US$13,706 thousand, of which US$7,433 thousand related to cash credit and short-term debts and US$6,273 thousand related to non-fund facilities.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate fair value due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates, as of March 31, 2001 was US$ 42,779 thousand and as of June 30, 2000 and 2001 (unaudited) was US$72,629 thousand and US$7,356 thousand as compared to the carrying amounts of US$ 42,842 thousand, US$70,034 thousand and US$7,289 thousand.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

12.  EMPLOYEE BENEFITS

The Gratuity Plan
The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's balance sheet.

                                                                          (US$ in thousands)
                                                         Year ended    Three months ended
                                                           March 31          June 30
                                                            --------------------------------
                                                               2001        2000        2001
--------------------------------------------------------------------------------------------
                                                                     (unaudited) (unaudited)
Change in projected benefit obligation
Projected benefit obligation at beginning of the year       $   572     $   533     $ 1,176
Service cost                                                    323          81         143
Interest cost                                                    60          15          30
Actuarial loss (gain)                                           279          (5)         68
Benefits paid                                                    (5)         --          --
Effect of exchange rate changes                                 (50)        (12)         (7)
Projected benefit obligation at end of the year               1,179         612       1,410
--------------------------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at beginning of the year               25          --          38
Actual return on plan assets                                      3          --           1
Employer contribution                                            18           5           4
Benefits paid from plan assets                                   (7)         (5)         (4)
--------------------------------------------------------------------------------------------
Fair value of plan assets at end of the year                     39          --          39

Funded status of the plans                                   (1,140)       (612)     (1,372)
Unrecognized transition obligation (asset)                       35          45          31
Unrecognized prior service cost (benefit)                        --          --          --
Unrecognized net actuarial loss (gain)                          251         (24)        317
--------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                              $  (854)    $  (591)    $(1,024)
============================================================================================

The components of net gratuity costs are reflected below:
Service cost                                                $   323     $    81         143
Interest cost                                                    60          15          30
Expected returns on plan assets                                  (3)         --          (1)
Amortization                                                     12           3           3
--------------------------------------------------------------------------------------------
Net gratuity costs                                          $   392     $    99     $   175
============================================================================================
Principal actuarial assumptions:
Discount rate                                                  11.0%       11.0%       11.0%
Long-term rate of compensation increase                        10.0%       10.0%       10.0%
Long-term rate of return on plan assets                        11.0%       11.0%       11.0%


Provident Fund

Satyam contributed US$1,399 thousand for the year ended March 31, 2001, US$242 thousand and US$362 thousand towards the Provident Fund during three months ended June 30, 2000 and 2001(unaudited).

Superannuation Plan

Satyam Computer Services contributed US$26 thousand for the year ended March 31, 2001, US$ Nil thousand and US$ Nil thousand towards the Superannuation Plan maintained by LIC during three months ended June 30, 2000 and 2001 (unaudited).

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

13.  INCOME TAXES

The provision for income taxes consists of:

                                                              (US$ in thousands)
                                   Year ended             Three Months ended
                                     March 31                   June 30
                                   ---------------------------------------------
                                         2001             2000             2001
--------------------------------------------------------------------------------
                                                    (Unaudited)      (Unaudited)

Foreign taxes
Current                               $ 3,437          $   395          $ 1,071
Deferred                                  530              (14)            (276)
--------------------------------------------------------------------------------
Domestic taxes
Current                                   546               28              359
Deferred                                 (376)            (238)              16
--------------------------------------------------------------------------------
Aggregate taxes                       $ 4,137          $   171          $ 1,170
================================================================================

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

                                                              (US$ in thousands)
                                    Year ended             Three Months
                                      March 31            Ended June 30
                                    -------------------------------------------
                                          2001            2000            2001
-------------------------------------------------------------------------------
                                                    (Unaudited)     (Unaudited)

Net income (loss)
before taxes ...................      $(44,080)       $(12,924)       $  3,420
Enacted tax rates in
India                                    39.55%          39.55%          35.70%
-------------------------------------------------------------------------------
Computed tax expense
/ (benefit) ....................      $(17,433)       $ (5,112)       $  1,221
Tax effect due to non
-taxable export income .........       (28,041)         (5,454)         (9,294)
Difference arising from
different tax rate in
other tax jurisdiction .........         1,241             255             218
Stock compensation
(non-deductible) ...............        18,235           6,981           1,180
Goodwill (non-
deductible) ....................         9,759           1,219           2,620
Permanent Differences ..........         2,574             725             602
Changes in valuation
allowance, including
losses of subsidiaries .........        15,963           1,492           2,995
Effect of tax rate change ......             7               7           1,420
Others .........................         1,584              58             208
--------------------------------------------------------------------------------
Income taxes ...................         3,889             171           1,170
Tax for earlier years
/excess tax provided ...........           248              --              --
================================================================================
Income taxes
recognized in
statement of operations ........      $  4,137        $    171        $  1,170
================================================================================

As of March 31,2001, the current provision for income taxes, net of payments, was US$ 6,707 thousand and as of June 30, 2000 and 2001 (unaudited) were US$12,803 thousand and US$8,000 thousand respectively. The provision for foreign taxes is due to income taxes payable overseas by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as "Software Technology Parks"; and
(ii) a tax deduction for profits from exporting computer software. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. Further, most of Satyam Computer Services' operations are from "Software Technology Parks" which is entitled to a tax holiday of ten years from the date of commencement of operations. However, Satyam earns certain other income, which are taxable irrespective of tax holiday. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Significant components of activities that gave rise to deferred tax assets and liabilities included on the balance sheet are as follows:

                                                              (US$ in thousands)
                                             Year
                                             ended
                                             March           As of June 30
                                              31
                                         ---------------------------------------
                                             2001           2000           2001
--------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)
Deferred tax assets:

Operating loss
carryforwards                            $ 22,620       $ 13,753       $ 25,489

Provision for
accounts receivable
and advances                                  902            303          1,064

Premises and
equipment                                      18             12             18
Others                                      3,553            226          3,793
--------------------------------------------------------------------------------
Gross deferred tax
assets                                     27,093         14,294         30,364

Less: Valuation
allowance                                 (24,756)       (13,767)       (27,613)
--------------------------------------------------------------------------------
Total deferred tax
assets                                      2,337            527          2,751

Deferred tax
liabilities:

Premises and
equipment                                   2,379            262          2,533

Deferred tax due on
sale of interest of a
subsidiary accounted                       34,316         31,682         34,190
through additional
paid-in capital

Others                                         82           (440)            81


--------------------------------------------------------------------------------
Total deferred tax
liabilities                                36,777         31,504         36,804
--------------------------------------------------------------------------------
Deferred income
taxes assets                             $(34,440)      $(30,977)      $(34,053)
(liabilities)
================================================================================

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$ 30,064 thousand as of March 31, 2001 and US$ 16,853 thousand, and US$ 33,026 thousand as of June 30, 2000 and 2001 (unaudited) respectively.

No deferred taxation provision has been recognized for the taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income for 10 years, except to the extent timing differences reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$22,620 thousand as of March 31, 2001 and US$13,753 thousand and US$25,489 thousand as of June 30, 2000 and 2001 (unaudited) respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax assets (liabilities) included in the consolidated balance sheets were as follows:

                                                              (US$ in thousands)
                                          Year
                                          ended
                                         March 31           As of June 30
                                         ---------------------------------------
                                             2001           2000           2001
--------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)
Current assets -
deferred taxes on
income                                   $    966       $    513       $  2,751

Non-current assets
- other assets*                             1,371             14             --

Current liabilities -
accrued expenses                               --           (216)        (1,364)
and other
liabilities*

Long-term
liabilities -
Deferred taxes                            (36,777)       (31,288)       (35,440)
on income
--------------------------------------------------------------------------------
Net deferred tax
assets (liabilities)                     $(34,440)      $(30,977)      $(34,053)
================================================================================
* - Included in "other assets" and "accrued expenses and other liabilities" respectively.

14.  EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated and unvested shares held by the Satyam Associate Trust). As at March 31, 2001, June 30, 2000(unaudited) and June 30, 2001 (unaudited), 15,213,249, 9,158,290 and 9,243,015 respectively allocated but unvested shares were not included in the calculation of weighted-average shares outstanding for basic earnings per share. Diluted earnings per share is

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method. For the year ended March 31, 2001, 15,213,249 and for three months ended June 30, 2000 and 2001 (unaudited), 9,158,290 and 9,243,015 respectively allocated but unvested shares have been excluded from the diluted earnings per share calculation due to their antidilutive effect.

In addition to the above, the unallocated shares held by Satyam Associate Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 10,188,321 as of March 31, 2001 and 2,177,670 and 1,634,060 as of June 30, 2000 and 2001 (unaudited) respectively.

The components of basic and diluted earnings per share were as follows:

                                                              (US$ in thousands)
                                           Year
                                          ended          Three months ended
                                       March 31                June 30
                                       -----------------------------------------
                                           2001            2000            2001
--------------------------------------------------------------------------------
                                                     (unaudited)     (unaudited)
Net income                            $ (27,912)      $ (11,426)      $   8,609

Average outstanding
shares (in thousands)*                  269,943         269,795         291,753

Dilutive effect of:
 Employee Stock
  Options                                    --              --               2

Share and share
equivalents (in
thousands)*                             269,943         269,795         291,755

Earnings (loss) per
share
Basic                                 $   (0.10)      $   (0.04)           0.03
Diluted                                   (0.10)          (0.04)           0.03
--------------------------------------------------------------------------------
* - on an adjusted basis

15.  STOCK-BASED COMPENSATION PLANS

Stock-based compensation plan of Satyam Computer Services

History of the plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associate Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon vesting, employees have 30 days in which to exercise warrants.

All the Trust's trustees are nominated by Satyam Computer Services. The Trust issue warrants solely at the discretion of Satyam Computer Services and cannot earn any other income. The shares purchased by the Trust, as described below, have been pledged against all Trust liabilities. Hence, the Trust has been consolidated in the financial statements.

At the Annual General Meeting in May 1999, shareholders approved a two-for-one stock split in the form of a dividend, available to all shareholders of record as of August 31, 1999 (refer note 21 "Stock Split in the form of stock dividend"). All holders of trust warrants were given the choice of converting their underlying Satyam Computer Services warrants to Satyam Computer Services shares ahead of their scheduled vesting dates. Upon payment of the balance of the exercise price, the underlying Satyam Computer Services warrants would be converted into shares and remain in the custody of the trust until the original vesting period expired. The bonus' share, at the effective date of the stock split, immediately vested to the employees who availed themselves of this plan. Warrants for 62,500 shares were converted into Satyam Computer Services shares in this manner, and Satyam Computer Services recognized US$137 thousand in compensation expense associated with this transaction.

In order to ensure all its employees received the benefits of the Satyam Computer Services stock split in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus has been treated as an equity restructuring pursuant to EITF 90-9. Correspondingly no additional compensation cost has been recognized as a result of the conversion of warrants held by the Trust.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible employees with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, employees have 3 months to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the Trust as under the ASOP plan B.

Warrant grants

During the year ended March 31, 2001, the Trust issued immediately vesting warrants for 716,020 (net of 4,600 forfeited) shares and warrants for 1,795,750 (net of 1,200,740 forfeited) shares with longer vesting periods to the employees under the ASOP plan. Further, during the same period, under the "ASOP B" plan, Satyam Computer Services issued warrants for 5,759,209 (net of 291,200 warrants forfeited) shares to the employees.

During the three months ended June 30, 2000 (unaudited), the Trust issued immediately vesting warrants for 432,440 shares and warrants for 2,424,980 shares with longer vesting period to the employees under the ASOP plan.

During the three months ended June 30, 2001 (unaudited), the Trust issued immediately vesting warrants for 57,000 shares and warrants for 24,870 (net of 104,100 forfeited) shares with longer vesting period to the employees under the ASOP plan. As of June 30, 2001 (unaudited) the trust held warrants for 3,142,570 shares allocated to employees. At this date warrants for 1,634,060 shares remained unallocated to employees.

Further, during the same period, under the "ASOP B" plan, Satyam computer services issued warrants for 341,236 ( net of 179,800 forfeited ) shares to employees.

Satyam Computer Services recognized deferred stock compensation of US$38,034 thousand for the year ended March 31, 2001, US$40,473 thousand and US$69 thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively. US$44,219 thousand for the year ended March31, 2001, US$17,235 thousand and US$2,926 thousand was amortized and charged to income for three months ended June 30, 2000 and 2001 (unaudited) respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date fair value of options granted during the year 2001 was US$9.49 and US$15.66 and US$4.35 during three months ended June 30, 2000 and 2001 (unaudited) respectively.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Changes in number of shares representing stock options outstanding were as follows:

                                       Year ended March 31         Three months ended June 30 (unaudited)
                                     ------------------------------------------------------------------------
                                               2001                     2000                     2001
-------------------------------------------------------------------------------------------------------------
         ASOP - A                     Number of    Weighted    Number of    Weighted    Number of    Weighted
                                       shares      Average      shares      Average      shares      Average
                                                   Exercise                 Exercise                 Exercise
                                                    Price                    Price                     Price
-------------------------------------------------------------------------------------------------------------

Balance at the beginning of period    7,536,100    $   1.26    7,536,100    $   1.26    9,454,140    $   1.24
Granted                               3,717,110    $   1.27    2,857,420    $   1.31      185,970    $   1.44
Exercised                              (598,330)   $   1.05     (432,440)   $   1.10   (6,393,440)   $   1.20
Cancelled                              (521,500)   $   1.08     (263,750)   $   1.18      (29,300)   $   1.53
Lapsed                                 (679,240)   $   1.59     (539,040)   $   0.55      (74,800)   $   1.46
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period      9,454,140    $   1.24    9,158,290    $   1.26    3,142,570    $   1.26
=============================================================================================================


         ASOP - B                      Year ended March 31         Three months ended June 30 (unaudited)
--------------------------
                                               2001                     2000                     2001
-------------------------------------------------------------------------------------------------------------
                                      Number of    Weighted    Number of    Weighted    Number of    Weighted
                                       shares      Average      shares      Average      shares      Average
                                                   Exercise                 Exercise                 Exercise
                                                    Price                    Price                     Price
-------------------------------------------------------------------------------------------------------------

Balance at the beginning of period           --        --          --          --       5,759,209    $7.17
Granted                               6,050,409    $ 7.32          --          --         521,036    $4.92
Exercised                                    --        --          --          --              --       --
Cancelled                              (291,200)   $10.38          --          --        (179,800)   $7.57
Lapsed                                       --        --          --          --              --       --
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period      5,759,209    $ 7.17          --          --       6,100,445    $6.93
=============================================================================================================


Information about number of shares representing stock options outstanding:

                                                                                       Thousands of US Dollars except per share data
------------------------------------------------------------------------------------------------------------------------------------
                                                                Outstanding                                     Exercisable
                                    ------------------------------------------------------------------------------------------------
    Period           Range of          Weighted Average              Weighted           Number of          Weighted       Number of
                     Exercise         Exercise Price (per             Average             shares            Average        shares
                    Price (per              share)                   remaining        arising out of     Exercise Price  arising out
                      share)                                      contractual Life        options          (per share)    of options
------------------------------------------------------------------------------------------------------------------------------------
Fiscal               Rs.45.0-       US$1.0-        Rs.134.54          1.88 yrs          15,213,349          Rs.49.69       720,620
2001                 Rs.655.6       US$14.0        US$2.87                                                  US$1.1
------------------------------------------------------------------------------------------------------------------------------------
June 30              Rs.45.0 -      US$1.0 -       Rs.55.11           1.03 yrs           9,158,290          Rs.37.57       9,825,600
2000                 Rs.86.3        US$1.9         US$1.2                                                   US$0.8
(unaudited)
June 30              Rs.45.0        US$0.96        Rs.236.39          5.02 yrs           9,243,015          Rs.57.18       57,000
2001                 Rs.204.05      US$4.33        US$5                                                     US$1.21
(unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Number of shares are presented on an adjusted basis
The US$ numbers in the above table have been translated using the closing exchange rate as of June 30, 2001 1$= Rs.47.09

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Stock-based compensation plan of Infoway

During the year ended March 31, 1999, Infoway established its Associate Stock Option Plan (the "IASOP") which provides for the issuance of 825,000 warrants to eligible employees. Infoway issued 825,000 warrants of Re. 1 each to an employee welfare trust (the "SI-Trust"). The SI-Trust holds the warrants and transfers them to eligible employees over a period of three years. The exercise period for these warrants is 30 days from the vesting period. The warrants are to be transferred to employees at Re. 1 each and each warrant entitles the holder to purchase one share of Infoway at an exercise price as decided and determined by the Board of Directors. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. The intrinsic value of each warrant is based on the market price of the shares underlying the warrants on the date of the grant. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway.

During the year ended March 31, 2001 Infoway granted 342,800 warrants to eligible employees at 90% of the market price of the shares on NASDAQ as on the grant date. These warrants are convertible into ADS at the time of exercise of the said options by the employees. Infoway recognized deferred stock compensation of US$2,225 thousand for the year and during the year US$1,899 thousand was amortized and charged to income.

During the three months ended June 30, 2000 (unaudited), Infoway granted 239,660 warrants to eligible employees at 90.0% of the market price of the shares on NASDAQ as on the grant date. Infoway recognized deferred stock compensation of US$ 1,878 thousand and US$427 thousand was amortized and charged to income.

During the three months ended June 30, 2001 (unaudited), no warrants were granted by Infoway to employees. Infoway recognized deferred stock compensation of US$ Nil thousand and US$380 thousand was amortized and charged to income.

The deferred stock compensation has been computed at the grant date as the difference between the exercise price and the intrinsic value of warrants based on its underlying shares. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the warrants. The weighted-average grant-date fair value of options granted during the year 2000 and 2001 was US$54.1 and US$69.83.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Stock options outstanding are as follows:

                                       Year ended March 31         Three months ended June 30 (unaudited)
                                     ------------------------------------------------------------------------
                                               2001                     2000                     2001
-------------------------------------------------------------------------------------------------------------
                                      Number of    Weighted    Number of    Weighted    Number of    Weighted
                                       shares      Average      shares      Average      shares      Average
                                                   Exercise                 Exercise                 Exercise
                                                    Price                    Price                     Price
-------------------------------------------------------------------------------------------------------------

Balance at the beginning of period    312,460      $  53.57    312,460      $  53.57    565,020      $  55.54
Granted                               342,800         60.21    239,660      $  76.67         --            --
Exercised                                (200)         7.47         --            --         --            --
Cancelled                             (90,040)        51.42         --            --         --            --
Lapsed                                     --            --    (16,140)        76.67         --            --
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period      565,020      $  55.54    535,980      $  76.67    565,020      $  55.54
=============================================================================================================


Information about stock options outstanding:

                                                                                       Thousands of US Dollars except per share data
------------------------------------------------------------------------------------------------------------------------------------
                                                                Outstanding                                     Exercisable
                                    ------------------------------------------------------------------------------------------------
    Period           Range of          Weighted Average              Weighted           Number of          Weighted       Number of
                     Exercise         Exercise Price (per             Average             shares            Average        shares
                    Price (per              share)                   remaining        arising out of     Exercise Price  arising out
                      share)                                      contractual Life        options          (per share)    of options
------------------------------------------------------------------------------------------------------------------------------------
March 2001           Rs.70          $   1.49       $  1.49             0.96yrs             5,000             $  1.49         2,500
                       250              5.31          5.31             1.75yrs                                  8.54        18,750
                       350              7.47          7.47             1.75yrs           112,500               28.84         7,867
                       973             20.77         20.77             2.18yrs            62,520               88.05        13,956
                     1,879             40.11         40.11             2.18yrs            47,200                  --            --
                     3,809             81.30         81.30             2.08yrs           267,620                  --            --
                     5,892            125.70        125.70             2.08yrs            60,580                  --            --
                     8,603            183.63        183.63             2.08yrs             9,600                  --            --

The US$ numbers in the above table have been translated using the closing exchange rate at March 31, 2001 1$ = Rs.46.85.


Information about stock options outstanding (unaudited):

                                                                                       Thousands of US Dollars except per share data
------------------------------------------------------------------------------------------------------------------------------------
                                                                Outstanding                                     Exercisable
                                    ------------------------------------------------------------------------------------------------
    Period           Range of          Weighted Average              Weighted           Number of          Weighted       Number of
                     Exercise         Exercise Price (per             Average             shares            Average        shares
                    Price (per              share)                   remaining        arising out of     Exercise Price  arising out
                      share)                                      contractual Life        options          (per share)    of options
------------------------------------------------------------------------------------------------------------------------------------
June 2001            Rs.70          $  1.49        $  1.49             0.96yrs             5,000             $  1.49         2,500
                       250             5.31           5.31             1.75yrs                                  8.54        18,750
                       350             7.43           7.43             1.75yrs           112,500               28.84         7,867
                       973            20.66          20.66             2.18yrs            62,520               88.05        13,956
                     1,879            39.90          39.90             2.18yrs            47,200                  --            --
                     3,809            80.89          80.89             2.08yrs           267,620                  --            --
                     5,892           125.12         125.12             2.08yrs            60,580                  --            --
                     8,603           182.69         182.69             2.08yrs             9,600                  --            --

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

The US$ numbers in the above table have been translated using the closing exchange rate at June 30, 2001 1$ = Rs.47.09.

Stock-based compensation plan of VisionCompass Inc.


In October 1999, VisionCompass Inc. (VCI) Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISO's) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, there are 25,000,000 shares reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

During the year ended March 31, 2001, 652,600 stock options with a weighted average fair value of US$0.10 were granted with an exercise price of US$0.10 per share. No options were exercised and 383,300 options were forfeited during this period. As of March 31, 2001, 130,025 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of
9.27 years.

During three months ended June 30, 2000 (unaudited), 423,100 stock options with a weighted average fair value of $0.10 were granted with an exercise price of $0.10 per share. No options were exercised during this period. As of June 30, 2000 (unaudited), no outstanding options were exercisable, and the outstanding options had a weighted average remaining contractual life of 9.73 years.

During three months ended June 30, 2001 (unaudited), no stock options were granted. No options were exercised during this period. As of June 30, 2001 (unaudited),110,725 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 9.07 years.

Additional Disclosure

Satyam follows APB 25, "Accounting for Stock Issued to Employees", to account for stock options. An alternative method of accounting for stock options is SFAS 123, Accounting for Stock-Based Compensation. Under SFAS 123, employee stock options are valued at grant date using the Black-Scholes valuation model, and compen-sation cost is recognized ratably over the vesting period. FAS 123 requires that an entity recognizes incremental compensation cost associated with an extension of the exercise period, computed as the difference between the fair values of the option before and after such modification. Under APB 25, the company recognizes a new measurement date and new measure cost. Correspondingly, the extension of the exercise periods of stock options held by some employees has had a lesser effect on income under FAS 123 than under APB 25.

Had compensation cost for Satyam's stock options been determined based on the Black-Scholes value at the grant dates for awards, pro forma statement of operations would have been as follows:

                                                              (US$ in thousands)

                               Year ended                 Three months
                                 March 31                 ended June 30
                               -------------------------------------------------
                                     2001               2000               2001
--------------------------------------------------------------------------------
                                                  (unaudited)        (unaudited)
Net Income (loss)
         - As reported         $  (27,677)        $  (11,426)             8,609
         - Pro forma              (29,933)           (13,206)             7,976
Earnings (loss) Per
Share:
Basic    - As reported         $    (0.10)        $    (0.04)        $     0.03
         - Pro forma                (0.11)             (0.05)              0.03
Diluted  - As reported              (0.10)             (0.04)              0.03
         - Pro forma                (0.11)             (0.05)              0.03
--------------------------------------------------------------------------------
Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services' stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

The following assumptions were used:

                                                  Year          Three months
                                                 ended         Ended June 30
                                              March 31          (unaudited)
                                            ------------------------------------
                                                 2001         2000         2001
--------------------------------------------------------------------------------

Dividend yield                                   0.51%        0.65%        0.51%
Expected volatility                             73.00%       90.00%       73.00%
Risk-free interest rate                         10.40%       10.64%       10.40%
Expected term                                    2.09         1.02         2.09

16.  SEGMENTAL REPORTING

Satyam has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

o IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

o Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and 21 related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

o    Software Products, product development and creation of propriety software.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Satyam's operating segment information for the year ended March 31, 2001 and for three months ended June 30, 2000 and 2001 were as follows:

Business Segments

                                                                              (US$ in thousands)
                                IT Services   Internet     Software    Elimination  Consolidated
                                              Services     Products                    totals
------------------------------------------------------------------------------------------------
For the year 2001
Revenue - External customers     $ 271,367    $  36,840           --                 $ 308,207
Revenue - Inter-segment              3,547        2,148    $     213    $  (5,908)          --
------------------------------------------------------------------------------------------------
Total Revenues                   $ 274,914    $  38,988    $     213    ($  5,908)   $ 308,207
================================================================================================

Operating income (loss)          $  24,230    ($ 56,994)   $ (13,878)          --    $ (46,642)
Net income (loss)                   14,765      (28,804)     (13,873)          --      (27,912)
Segment assets                     257,143      246,766        2,243    $ (25,053)     481,099
Depreciation and amortization       24,374       29,695          424                    54,493
Capital expenditures for long-
lived assets                        42,296       41,934          926                    85,156
------------------------------------------------------------------------------------------------

Three months ended June 2000
(unaudited)
Revenue - External customers     $  53,013    $   6,894           --           --    $  59,907
Revenue - Inter-segment              1,025          447           --    $  (1,472)          --
------------------------------------------------------------------------------------------------
Total Revenues                   $  54,038    $   7,341           --    $  (1,472)   $  59,907
================================================================================================

Operating income (loss)             (4,304)      (6,583)      (3,165)          --      (14,052)
Net income (loss)                   (5,990)      (2,271)      (3,165)          --      (11,426)
Segment assets                     226,388      254,631        1,771      (11,377)     471,413
Depreciation and amortization        5,898        3,449           77           --        9,424
Capital expenditures for long-
lived assets                        10,100        8,967          179           --       19,246

Three months ended June 2001
(unaudited)
Revenue - External customers     $  91,104    $   8,623           --           --    $  99,727
Revenue - Inter-segment                126          879           71    $  (1,076)          --
------------------------------------------------------------------------------------------------
Total Revenues                   $  91,230    $   9,502    $      71    $  (1,076)   $  99,727
================================================================================================

Operating income (loss)             20,621      (15,920)      (1,805)          --        2,896
Net income (loss)                   19,434       (9,020)      (1,805)          --        8,609
Segment assets                     403,996      224,156        1,865      (25,446)     604,571
Depreciation and amortization        6,026        9,324          152           --       15,502
Capital expenditures for long-
lived assets                         4,110          446            3                     4,559
------------------------------------------------------------------------------------------------
The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

                                                                              (US$ in thousands)

                         Fiscal 2001            Three months ended         Three months ended
                                               June 2000 (unaudited)      June 2001 (unaudited)
------------------------------------------------------------------------------------------------
                   Revenues     Long-lived    Revenues     Long-lived    Revenues     Long-lived
                 from external    assets    from external    assets    from external    assets
                   customers                  customers                  customers
------------------------------------------------------------------------------------------------

United States       $222,521     $ 11,610     $ 46,502      $ 15,032     $ 70,086      $ 11,657
Europe                20,481          134        3,153            91        7,636           159
India                 31,461      231,046        7,165       210,152        8,263       218,988
Japan                  7,260          263          497           343        2,717           263
Rest of the World     26,484          173        2,590           142       11,025           194
------------------------------------------------------------------------------------------------
Total               $308,207     $243,226     $ 59,907      $225,760     $ 99,727      $231,261
================================================================================================

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.

17.  CONCENTRATION OF RISK

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2001, revenues generated from two customers accounted for 15.48% and 8.13% of the total revenues, respectively. During three months ended June 30, 2000 (unaudited), revenues generated from two customers accounted for 13.08% and 8.80% of the total revenues, respectively. During three months ended June 30, 2001 (unaudited), revenues generated from two customers accounted for 16.94% and 7.11% of the total revenues, respectively. During the year ended March 31, 2001, total revenue from Satyam's top ten customers accounted for 46.08% of the total revenues. During three months ended June 30, 2000 (unaudited), total revenue from Satyam's top ten customers accounted for 48.68% of the total revenues. During three months ended June 30, 2001 (unaudited), total revenue from Satyam's top ten customers accounted for 44.33% of the total revenues.

18.  RELATED PARTY TRANSACTIONS

Satyam provides infrastructure and other services to Satyam GE and Satyam Venture, associate companies (joint ventures) which amounted to US$ 1,492 thousand for the year ended March 31, 2001 and US$178 thousand for the three months ended June 30, 2000 (unaudited) and US$379 thousand for the three months ended June 30, 2001(unaudited).

Software services provided by Satyam GE and Satyam Venture to Satyam amounted to US$165 thousand for the year ended March 31, 2001 and US$Nil thousand and US$ Nil thousand for three months ended June 30, 2000 and 2001 (unaudited) respectively. Satyam GE owes to Satyam Computer Services an amount equivalent to US$ 631 thousand as of March 31, 2001, US$128 thousand and US$119 thousand as of June 30, 2000 and 2001 (unaudited) respectively. Satyam Venture owes to Satyam Computer Services an amount equivalent to US$ 824 thousand as of March 31, 2001, US$429 thousand and US$454 as of June 30, 2000 and 2001 (unaudited) respectively.

19.  CONTINGENCIES AND COMMITMENTS

Contingencies

The bank guarantees outstanding are US$1,012 thousand as of March 31, 2001, US$1,522 thousand and US$1,056 thousand as of June 30, 2000 and 2001 (unaudited) respectively. These guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

Capital Commitments

Satyam has various letters of credit outstanding to different vendors totaling US$473 thousand as of March 31, 2001, US$625 thousand and US$447 thousand as of June 30, 2000 and 2001 (unaudited) respectively. These letters of credit are generally established for the import of hardware, software and other capital items.

Satyam had contractual commitments of US$8,565 thousand as of March 31, 2001, US$9,667 thousand and US$5,072 thousand as of June 30, 2000 and 2001 (unaudited) respectively, for capital expenditures relating to acquisition of premises, equipment and new network infrastructure.

Satyam had commitments towards investment in equity capital under joint venture agreements amounting to US$2,645 thousand as of March 31, 2001, US$67,273 thousand and US$2,645 thousand as of June 30, 2000 (unaudited) and 2001 (unaudited) respectively.

Operating Lease

Satyam has certain operating leases for office premises and guesthouses. These are renewable on a periodic basis at its option, with the longest renewal period extending through 2005. Most of the operating leases provide for increased rent through increases in general price levels. The operating leases are cancelable at either party's option generally with three months notice.

Rental expense for operating leases amounted to US$7,626 thousand for the year ended March 31, 2001, US$1,502 thousand and US$2,347 thousand for three months ended June 30, 2000 and 2001(unaudited) respectively.

Future minimum annual lease commitments, including those leases for which renewal options may be exercised, as of March 31, 2001 are US$5,120 thousand in fiscal 2002, US$4,551 thousand in fiscal 2003, US$4,032 thousand in fiscal 2004, US$4,003 thousand in fiscal 2005 and US$3,800 thousand in fiscal 2006.

20.  RESTRUCTURING IN VISION COMPASS, INC.

In April 2001, the Board of Directors of VCI approved a plan to refocus VCI, concentrating on several core functions. As a result, VCI announced that it would be reallocating its resources, which included laying off almost 70% of VCI's employees. Presently, Satyam does not have any plan to discontinue the operations of VCI. The restructuring costs are expected to be approximately US$750 thousand.

21.  SHAREHOLDERS' EQUITY AND DIVIDENDS

Issuance of common stock

In the month of May 2001,the Company issued 14.5 million American Depository Shares (ADS) at a price of $ 9.71 per ADS. The ADS were listed for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). The Company issued 21,75,000 ADS at the price of $9.71 per ADS on the exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs.2 each fully paid up.

In effect the Company issued a total of 16,675,000 ADS, including the Greenshoe option, representing 33,350,000 equity shares of Rs. 2 each fully paid up.

Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholder approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Service accrues dividends payable and pays them after obtaining shareholders' approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services' unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. For the year ended March 31, 2001, under Indian GAAP the net income available for distribution to equity shareholders was US$103,797 thousand and US$25,794 thousand for the three months ended June 30, 2001 (unaudited).

On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,654 thousand to shareholders of record on June 25,

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

2001 for equity shares issued on or prior to March 31, 2001.

Under the Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year. Dividends declared, distributed or paid by an Indian corporation are subject to a dividend tax of 12%, including the presently applicable surcharge, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

22.  CASH AND CASH EQUIVALENTS

The cash and cash equivalents consist of:

                                                              (US$ in thousands)

                                               Year
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Cash and bank balances                     $ 37,130      $ 43,336      $180,758
Cash equivalents                             28,938       106,032        21,361
--------------------------------------------------------------------------------
Cash and cash equivalents                  $ 66,068      $149,368      $202,119
================================================================================

Cash equivalents include deposits of US$261 thousand as of March 31, 2001, US$431 thousand and US$292 thousand as of June 30, 2000 and 2001 (unaudited) respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

23.  Accounts Receivable

Accounts receivable consist of:

                                                              (US$ in thousands)

                                               Year
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Customers (trade)                          $  95,444    $  60,988     $ 100,351
Related parties                                  650          270           141
Less: allowance for doubtful debts            (3,530)      (1,072)       (4,174)
--------------------------------------------------------------------------------
Accounts receivable                        $  92,564    $  60,186     $  96,318
================================================================================

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

24.  Inventory

Inventory consists of:

                                                              (US$ in thousands)

                                               Year
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
CD-ROMs                                    $   153        $    74       $   213
Communication hardware                       2,010            280         1,592
Application software                           126            326           120
Others                                          70             14           319
Less: Valuation Allowance                       (9)            --            (9)
--------------------------------------------------------------------------------
Inventory                                  $ 2,350        $   694       $ 2,235
================================================================================

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

25.  Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

                                                              (US$ in thousands)

                                              Years
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Prepaid
expenses                                   $  5,922      $  8,053      $  5,274

Advance for
expenses                                     13,089         6,972        11,439

Loans and
advance to                                    2,493         2,310         2,976
employees

Other
advances and                                  1,364         5,853         1,283
receivable

Less:
Allowance for                                  (312)         (219)         (335)
doubtful
advances
--------------------------------------------------------------------------------
Prepaid
expenses and                               $ 22,556      $ 22,969      $ 20,637
other
receivables
================================================================================


Prepaid expenses principally include the unexpired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

26.  Other Assets

Other assets consist of:

                                                              (US$ in thousands)

                                              Years
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Rent and
maintenance
deposits                                   $  3,570      $  2,945      $  4,073
Telephone and other
deposits                                      2,190         1,164         1,716
Loans and advances
to employees due
after one year                                1,918           408         1,703
Deferred taxes on
income                                        1,371            14            --
Others                                        3,594           522         3,998
Less: Allowance for
doubtful deposits                              (647)         (259)         (660)
--------------------------------------------------------------------------------
Other Assets                               $ 11,996      $  4,794      $ 10,830
================================================================================

Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Notes to Consolidated Financial Statements
Satyam Computer Services Limited
--------------------------------------------------------------------------------

27.   Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of:

                                                              (US$ in thousands)

                                                 As
                                                 of          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Accrued expenses                            $20,142       $10,130       $21,658
Unclaimed
dividend                                        335           642         3,219
Provision for
taxation                                      6,707        12,803         8,000
Provision for
gratuity                                        854           591         1,024
Deferred taxes on
income                                           --           216         1,364
Others                                        3,742           506         4,593
--------------------------------------------------------------------------------
Accrued
expenses and
other liabilities                           $31,780       $24,888       $39,858
================================================================================


28.   Other Income

Other income consists of:

                                                              (US$ in thousands)

                                                 As
                                                 of          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Gain on foreign
exchange transactions                        $5,816        $1,570        $1,226
Others                                          990           104           363
--------------------------------------------------------------------------------
Other income                                 $6,806        $1,674        $1,589
================================================================================

29.   Other expenses

Other expenses consist of:

                                                              (US$ in thousands)

                                               Year
                                              ended          As of June 30
                                           March 31
                                           -------------------------------------
                                               2001          2000          2001
--------------------------------------------------------------------------------
                                                       (unaudited)   (unaudited)
Loss on sale of
equipment                                     $  43            (2)           39
Miscellaneous
expenses                                        301           259            20
--------------------------------------------------------------------------------
Other expenses                                $ 344         $ 257         $  59
================================================================================


30.   SUBSEQUENT EVENTS

In August 2001, the Board of Directors of Satyam have decided to close down four subsidiaries - Satyam Europe Limited, Satyam Asia Pte Limited, Satyam Japan Limited and Dr. Millennium, Inc. The company does not believe that there will be any material cost associated with this exercise.

                                           Three months ended June 30,
                            ---------------------------------------------------------
                                                      2000
                            --------------------------------------------------------
                               IT       Internet    Software    Consoli-
                            services    services    products     dation       Total
                            --------    --------    --------    --------    --------
                                                 (in thousands)
Statement of
Operations Data:
Revenues - external
customers ...............   $ 53,013    $  6,894          --          --    $ 59,907
                            --------    --------    --------    --------    --------
Inter-segment
revenue .................      1,025         447          --    $ (1,472)         --
     Total revenues .....     54,038       7,341          --      (1,472)     59,907
Cost of revenues(1) .....     39,820       4,591          --        (448)     43,963
                            --------    --------    --------    --------    --------
Gross profit ............     14,218       2,750          --      (1,024)     15,944
Operating expenses:
     Selling, general
     and administrative
     expenses(2) ........     17,357       7,364    $  3,165      (1,024)     26,862
     Amortization of
     goodwill ...........      1,165       1,969          --          --       3,134
                            --------    --------    --------    --------    --------
          Total operating
          expenses ......     18,522       9,333       3,165      (1,024)     29,996
                            --------    --------    --------    --------    --------
Operating income
(loss) ..................     (4,304)     (6,583)     (3,165)         --     (14,052)
Interest income .........         40       2,925          --          --       2,965
Interest expense ........     (2,989)       (265)         --          --      (3,254)
Other income ............      1,623          51          --          --       1,674
Other expenses ..........       (257)         --          --          --        (257)
                            --------    --------    --------    --------    --------
Income (loss) before
income taxes,
minority interest and
equity in earnings
(losses) of associated
companies,
net of taxes ............     (5,887)     (3,872)     (3,165)         --     (12,924)
Income taxes ............       (178)          7          --          --        (171)

Minority interest .......          0       1,716          --                   1,716
Equity in earnings
(losses) of associated
companies ...............         75        (122)         --          --         (47)
                            --------    --------    --------    --------    --------

Net income (loss) .......   $ (5,990)   $ (2,271)   $ (3,165)         --    $(11,426)
                            ========    ========    ========    ========    ========
Depreciation ............      4,708       1,479          77          --       6,264


                                           Three months ended June 30,
                            --------------------------------------------------------
                                                      2001
                            --------------------------------------------------------
                               IT       Internet    Software    Consoli-
                            services    services    products     dation       Total
                            --------    --------    --------    --------    --------
                                                 (in thousands)
Statement of
Operations Data:
Revenues - external
customers ...............   $ 91,104    $  8,623          --          --    $ 99,727
                            --------    --------    --------    --------    --------
Inter-segment
revenue .................        126         879    $     71    $ (1,076)         --
     Total revenues .....     91,230       9,502          71      (1,076)     99,727
Cost of revenues(1) .....     50,050       7,831          71      (1,005)     56,947
                            --------    --------    --------    --------    --------
Gross profit ............     41,180       1,671          --         (71)     42,780
Operating expenses:
     Selling, general
     and administrative
     expenses(2) ........     19,463      11,348       1,805         (71)     32,545
     Amortization of
     goodwill ...........      1,096       6,243          --          --       7,339
                            --------    --------    --------    --------    --------
          Total operating
          expenses ......     20,559      17,591       1,805         (71)     39,884
                            --------    --------    --------    --------    --------
Operating income
(loss) ..................     20,621     (15,920)     (1,805)         --       2,896
Interest income .........        666         483          --          --       1,149
Interest expense ........     (2,064)        (91)         --          --      (2,155)
Other income ............      1,152         437          --          --       1,589
Other expenses ..........        (25)        (34)         --          --         (59)
                            --------    --------    --------    --------    --------
Income (loss) before
income taxes,
minority interest and
equity in earnings
(losses) of associated
companies,
net of taxes ............     20,350     (15,125)     (1,805)         --       3,420
Income taxes ............     (1,170)         --          --          --      (1,170)

Minority interest .......         68       8,200          --          --       8,268
Equity in earnings
(losses) of associated
companies ...............        186      (2,095)         --          --      (1,909)
                            --------    --------    --------    --------    --------

Net income (loss) .......   $ 19,434    $ (9,020)   $ (1,805)         --    $  8,609
                            ========    ========    ========    ========    ========
Depreciation ............      4,929       3,036         152          --       8,117

         ---------------

         (1) Inclusive of deferred stock compensation expenses of $12,800 for IT services and $136 for Internet services in the three months ended June 30, 2000 and $2,133 for IT services and $121 for Internet services in the three months ended June 30, 2001

         (2) Inclusive of deferred stock compensation expenses of $4,434 for IT services and $292 for Internet services in the three months ended June 30, 2000 and $793 for IT services and $259 for Internet services in the three months ended June 30, 2001.

                                                                Three months ended June 30,
                                       ------------------------------------------------------------------------------
                                                        2000                                    2001
                                       -------------------------------------  ---------------------------------------
                                         IT     Internet  Software               IT     Internet  Software
                                      services  services  products    Total   services  services  products     Total
                                      --------  --------  --------  --------  --------  --------  --------  --------
                                                 (in thousands)
Statement of Operations Data:
Revenues - external customers .....      98.1%     93.9%       --     100.0%     99.9%     90.7%        --     100.0%
Inter-segment revenue .............       1.9       6.1        --        --       0.1       9.3      100.0%       --
                                        -----     -----     -----     -----     -----     -----      -----     -----
        Total revenues ............     100.0     100.0        --     100.0     100.0     100.0      100.0     100.0
Cost of revenues(1) ...............      73.7      62.5        --      73.4      54.9      82.4      100.0      57.1
                                        -----     -----     -----     -----     -----     -----      -----     -----
Gross profit ......................      26.3      37.5        --      26.6      45.1      17.6         --      42.9
Operating expenses:
    Selling, general and
    administrative expenses(1) ....      32.1     100.3        --      44.8      21.3     119.4     2542.3      32.6
    Amortization of goodwill ......       2.2      26.8        --       5.2       1.2      65.7         --       7.4
                                        -----     -----     -----     -----     -----     -----     ------     -----
        Total operating expenses ..      34.3     127.1        --      50.1      22.5     185.1     2542.3      40.0
                                        -----     -----     -----     -----     -----     -----     ------     -----
Operating income (loss) ...........      (8.0)    (89.7)       --     (23.5)     22.6    (167.5)   (2542.3)      2.9
Interest income ...................       0.1      39.8        --       4.9       0.7       5.1         --       1.2
Interest expense ..................      (5.5)     (3.6)       --      (5.4)     (2.3)     (1.0)        --      (2.2)
Other income ......................       3.0       0.7        --       2.8       1.3       4.6         --       1.6
Other expenses ....................      (0.5)       --        --      (0.4)       --      (0.4)        --      (0.1)
                                        -----     -----     -----     -----     -----     -----     ------     -----
Income (loss) before income
taxes, minority interest and equity
in earnings (losses) of
associated companies, net of taxes      (10.9)    (52.7)       --     (21.6)     22.3    (159.2)   (2542.3)      3.4

Income taxes ......................      (0.3)      0.1        --      (0.3)     (1.3)       --         --      (1.2)
Minority interest .................        --      23.4        --       2.9       0.1      86.3         --       8.3
                                                                      -----     -----     -----     ------     -----
Equity in earnings (losses) of
associated companies ..............       0.1      (1.7)       --      (0.1)      0.2     (22.0)        --      (1.9)
                                        -----     -----        --     -----     -----     -----     ------     -----
Net income (loss) .................     (11.1)%   (30.9)%      --     (19.1)%    21.3%    (94.9)%  (2542.3)%     8.6%
                                        =====     =====     =====     =====     =====     =====     =======    =====
Depreciation ......................       8.7%     20.1%       --      10.5%      5.4%     32.0%      214.1%     8.1%

         ---------------

         (1) Inclusive of deferred stock compensation expenses of $12,800 for IT services and $136 for Internet services in the three months ended June 30, 2000 and $2,133 for IT services and $121 for Internet services in the three months ended June 30, 2001

         (2) Inclusive of deferred stock compensation expenses of $4,434 for IT services and $292 for Internet services in the three months ended June 30, 2000 and $793 for IT services and $259 for Internet services in the three months ended June 30, 2001.

                                                                         ANNEX 2

                       SATYAM COMPUTER SERVICES LIMITED
                       INDIAN GAAP FINANCIAL STATEMENTS


                                Auditors' Report
                                ----------------

We report that we have audited the Balance Sheet of Satyam Computer Services Limited as at June 30, 2001 and the relative Profit and Loss Account for the three months period ended on that date both of which we have signed under reference to this report and the above mentioned accounts are in agreement with the books of account.


In our opinion and to the best of our information and according to the explanations given to us , the Balance Sheet and Profit and Loss Account together with the notes thereon and the Statement on Significant Accounting Policies give in the prescribed manner the information required by the `The Companies Act, 1956', of India (the "Act") and also give respectively, a true and fair view of the state of the affairs of the Company as at June 30, 2001 and its profit for the three months ended on that date.


We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for our audit. In our opinion, proper books of account have been kept as required by law so far as appears from our examination of the books.


In our opinion these accounts have been prepared in compliance with the applicable accounting standards referred to in Section 211 (3C) of the Act.



Place : Hyderabad.                                For Price Waterhouse
Date  : July 11,2001                              Chartered Accountants



                                                  S.Gopalakrishnan
                                                  Partner.

Satyam Computer Services Limited
Balance Sheet as at June 30, 2001

                                                                                   Rs. in Lakhs
                                                Schedule        As at        As at        As at
                                                Reference  30.06.2001   30.06.2000   31.03.2001
I    Sources of Funds :
     1. Shareholders' Funds
        (a) Share Capital                           1        6,290.80     5,623.80     5,623.80
        (b) Reserves and Surplus                    2      157,895.18    51,431.42    75,666.34
                                                           164,185.98    57,055.22    81,290.14

     2. Loan Funds
         Secured Loans                              3        2,583.12    25,505.53    17,198.45
                                                           166,769.10    82,560.75    98,488.59

II.  Application of Funds :
     1. Fixed Assets
        (a) Gross Block                             4       54,962.51    47,374.44    54,584.72
        (b) Less: Depreciation                              28,443.69    19,180.08    26,167.66
        (c) Net Block                                       26,518.82    28,194.36    28,417.06
        (d) Capital Work in Progress                         9,999.25     2,036.71     8,490.09
                                                            36,518.07    30,231.07    36,907.15

     2. Investments                                 5       13,981.82    10,133.92    10,281.94

     3. Current Assets, Loans and  Advances
        (a) Sundry Debtors                          6       38,966.01    24,813.57    37,521.80
        (b) Cash and Bank Balances                  7       84,051.88    24,253.81    15,173.94
        (c) Loans and Advances                      8       13,482.41     7,074.57    14,768.07
                                                           136,500.30    56,141.95    67,463.81
        Less: Current Liabilities and Provisions
        (a) Current Liabilities                     9       15,935.80     8,284.86    11,049.09
        (b) Provisions                             10        4,409.25     5,661.33     5,115.22
                                                            20,345.05    13,946.19    16,164.31
        Net Current Assets                                 116,155.25    42,195.76    51,299.50
     4. Deferred Tax Assets                        11          113.96           --           --

                                                           166,769.10    82,560.75    98,488.59

         Notes to Accounts                         16

The schedules referred to above and Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.

for Price Waterhouse      B.Ramalinga Raju       B.Rama Raju
Chartered Accountants     Chairman               Managing Director


S. Gopalakrishnan         V.Srinivas             G.Jayaraman
Partner                   Sr.Vice President -    Vice President -(Corp  Affairs)
                          Finance                   &Company Secretary

Place : Secunderabad                      Place : Secunderabad
Date  : July 11, 2001                     Date  : July 11, 2001

Satyam Computer Services Limited
Profit and Loss Account for the Quarter ended June 30, 2001

                                                                                                                     Rs. in Lakhs
                                                                     Schedule          Quarter           Quarter             Year
                                                                    Reference            Ended             Ended            Ended
                                                                                    30.06.2001        30.06.2000       31.03.2001
Income
Services
         - Exports                                                                   40,074.48         22,791.53       119,210.38
         - Domestic                                                                   1,115.85            546.49         2,788.13
Other Income                                                            12              912.15            734.46         2,168.83
                                                                                     42,102.48         24,072.48       124,167.34

Expenditure
Personnel Expenses                                                      13           17,597.71          8,558.78        48,646.20
Operating and Administration Expenses                                   14            8,700.43          6,543.13        28,849.88
Financial Expenses                                                      15              817.38          1,132.56         3,451.42
Depreciation                                                                          2,293.45          2,615.03         9,646.03
                                                                                     29,408.97         18,849.50        90,593.53
Profit Before Taxation and Non-recurring / Extraordinary Items                       12,693.51          5,222.98        33,573.81
Provision for Taxation  - Current                                                       671.11            186.19         1,844.49
                        - Deferred                                                     (124.02)               --               --
Tax pertaining to earlier years                                                             --                --           112.96
Profit After Taxation and Before  Non-recurring / Extraordinary Items                12,146.42          5,036.79        31,616.36
Non-recurring / Extraordinary Items
- Profit on sale of shares in Subsidiary Company ( net of tax)                              --         17,012.53        17,012.53
Profit after Taxation and Non-recurring / Extraordinary Items                        12,146.42         22,049.32        48,628.89
Add: Balance brought forward from previous year                                      60,312.90         19,288.50        19,288.50

Profit Available for Appropriation                                                   72,459.32         41,337.82        67,917.39
Appropriations :
Interim Dividend                                                                            --                --         1,012.28
Final Dividend                                                                              --                --         1,237.24
Tax on distributed profits                                                                  --                --           354.97
Transfer to General Reserve                                                                 --                --         5,000.00
Balance carried to Balance Sheet                                                     72,459.32         41,337.82        60,312.90
Earnings Per Share - ( Rs. per equity share of Rs. 2 each)
Basic                                                                                     3.91              1.79            11.24
Diluted                                                                                   3.89              1.79            11.23
No. of Shares used in computing Earnings per Share
Basic                                                                              310,412,466       281,190,000      281,190,000
Diluted                                                                            312,060,971       281,190,000      281,520,650

Notes to  Accounts                                                      16

The schedules referred to above and Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.

for Price Waterhouse      B.Ramalinga Raju       B.Rama Raju
Chartered Accountants     Chairman               Managing Director


S. Gopalakrishnan         V.Srinivas             G.Jayaraman
Partner                   Sr.Vice President -    Vice President -(Corp  Affairs)
                          Finance                   &Company Secretary

Place : Secunderabad                      Place : Secunderabad
Date  : July 11, 2001                     Date  : July 11, 2001

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

                                                                                                       Rs. in
                                                                                                        Lakhs
                                                                              As at        As at        As at
                                                                         30.06.2001   30.06.2000   31.03.2001

1. Share Capital
      Authorised :
                                                                           7,500.00     7,500.00     7,500.00
      37,50,00,000 Equity Shares of Rs. 2 each
      (2000 - 37,50,00,000 Equity Shares of Rs. 2 each)


      Issued and Subscribed :
                                                                           6,290.80     5,623.80     5,623.80
      314,540,000 Equity Shares of Rs. 2 each fully paid-up
      (2000 - 28,11,90,000 Equity Shares of Rs. 2 each fully
      paid up)

      Out of the above:
      {40,00,000  Equity Shares of Rs. 2 each were allotted as
        fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited.}

      {14,05,95,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company.}

      {3,33,50,000 Equity Shares of Rs. 2 each fully paid represent
        1,66,75,000 American Depository Shares issued during the period}

2. Reserves and Surplus


      Share Premium Account
      As at the commencement of the year                                   8,693.60     8,693.60     8,693.60
      Add: Received on account of ADS issue                               75,327.81           --           --
                                                                          84,021.41     8,693.60     8,693.60
      Less: ADS issue expenses                                             5,242.65           --           --
                                                                          78,778.76     8,693.60     8,693.60
      General Reserve
      As at the commencement of the year                                   6,400.00     1,400.00     1,400.00
      Less: Accumulated Deferred Tax Liability                                10.06           --           --
                                                                           6,389.94     1,400.00     1,400.00
      Add: Transfer from the Profit and Loss Account                             --           --     5,000.00
                                                                           6,389.94     1,400.00     6,400.00

      Share Warrants - Upfront Consideration                                 228.75           --       228.75

      Employee Stock Options
      Employee Stock Options Outstanding                                     122.33           --       130.67
      Less: Deferred Employee Compensation                                    83.92           --        99.58
                                                                              38.41           --        31.09

      Balance in Profit and Loss Account                                  72,459.32    41,337.82    60,312.90
                                                                          72,459.32    41,337.82    60,312.90

                                                                         157,895.18    51,431.42    75,666.34


3. Secured Loans
      1.  Rupee Term Loans                                                       --    16,465.00    11,400.00

      2.  Foreign Currency Term Loans                                            --     2,637.44     1,747.34

      3.  Working Capital Loans                                            2,000.00     6,003.65     3,447.06

      4.   Other Loans                                                       583.12       399.44       604.05

                                                                           2,583.12    25,505.53    17,198.45

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

------------------------------------------------------------------------------------------------------------------------------------
4. Fixed Assets                                                                                                         Rs. in Lakhs
------------------------------------------------------------------------------------------------------------------------------------
                                             GROSS BLOCK                             DEPRECIATION                  NET BLOCK
------------------------------------------------------------------------------------------------------------------------------------
                                  Cost Additions            Cost       As at      For the             As at      As at      As at
                                                  Deletions                                Deletions
     DESCRIPTION                 as at during the  during   as at    01.04.2001   Period    during  30.06.2001 30.06.2001 31.03.2001
                                                    the                                      the
                            01.04.2001  Period     Period 30.06.2001                        Period
------------------------------------------------------------------------------------------------------------------------------------
1. Land & Land Development
     -Freehold                1,753.62    60.28      --    1,813.90          --        --     --          --    1,813.90    1,753.62
     -Leasehold                  34.73       --      --       34.73        0.39      0.10     --        0.49       34.24       34.34

2. Buildings                  3,875.13       --      --    3,875.13      420.89     34.52     --      455.41    3,419.72    3,454.24

3. Plant & Machinery         36,447.68   211.39    1.66   36,657.41   20,601.57  1,668.58   1.47   22,268.68   14,388.73   15,846.11
   (Including Computers)

4. Office Equipments            807.52     6.37      --      813.89     362.69   37.23    399.92      413.97      444.83

5. Furniture, Fixtures
   & Interiors               10,686.41     6.75    0.42   10,692.74    4,529.84    503.82   0.11    5,033.55    5,659.19    6,156.57

6. Vehicles                     979.63   133.42   38.34    1,074.71      252.28     49.20  15.84      285.64      789.07      727.35

------------------------------------------------------------------------------------------------------------------------------------
   Total                     54,584.72   418.21   40.42   54,962.51   26,167.66  2,293.45  17.42   28,443.69   26,518.82   28,417.06
====================================================================================================================================
   As at 30.06.2000          41,854.12 5,526.33    6.01   47,374.44   16,566.00  2,615.03   0.95   19,180.08   28,194.36
------------------------------------------------------------------------------------------------------------------------------------


5.  Investments - Long Term - at cost
 a)   TRADE ( UNQUOTED )

 i.   Satyam GE Software Services Limited                                   106.25       106.25       106.25
      10,62,500 Equity Shares of Rs. 10 each, fully paid-up

 ii.  Jasdic Park Company                                                    75.18        75.18        75.18
      480 Shares of J Yen 50,000 each, fully paid-up

iii.  In Touch Technologies Limited                                       1,090.18     1,090.18     1,090.18
      8,33,333 Shares of 20 US cents each, fully paid-up

 iv.  Satyam Venture Engineering Services Private Limited                   158.50        37.34       158.50
      15,85,020 Shares of Rs. 10 each, fully paid-up



 b)   NON-TRADE (QUOTED)

      BOB Mutual Fund
      50,000 Units of Rs. 10 each in BOB Growth '95                           5.00         5.00         5.00
      (Market value Rs.4.09 Lakhs)

 c)   INVESTMENTS IN SUBSIDIARY COMPANIES


 i.   Satyam Infoway Limited                                              2,400.63     2,400.63     2,400.63
      1,21,82,600 Equity Shares of Rs. 10 each, fully paid-up


 ii.  Vision Compass, Inc.,                                               8,993.91     5,268.16     5,295.03
      42,50,00,000 Common Stock of 1 US Cent each fully paid-up

      (Subscribed during the period 80,000,000
       Common Stock of 1 US Cent each, fully paid up )

iii.  Satyam (Europe) Limited                                               698.04       698.04       698.04
      10,00,000 Equity Shares of 1 GBP each, fully paid-up


 iv.  Satyam Ideaedge Technologies Private Limited                            1.00           --           --
      10,000 Equity Shares of Rs. 10 each, fully paid up
      (Subscribed during the period)

 v.   Satyam Japan KK                                                        41.69        41.69        41.69
      200 Common Stock of J Yen 50,000 each, fully paid-up


 vi.  Dr. Millennium, Inc.,                                                 308.83       308.83       308.83
      7,10,000 Common Stock of 1 US Dollar each , fully paid-up

vii.  Satyam Asia Pte Ltd.                                                  102.61       102.61       102.61
      4,00,000 Ordinary Shares of 1 Singapore Dollar each,
      fully paid-up

viii. Satyam Institute of e-Business Limited                                    --         0.01           --
      50 Equity Shares of Rs. 10 each, fully paid-up


                                                                         13,981.82    10,133.92    10,281.94


6.  Sundry Debtors (Unsecured)
      Considered good *
      (a)  Over six months old                                            2,551.95       676.21     2,413.60
      (b)  Other debts                                                   36,414.06    24,137.36    35,108.20
                                                                         38,966.01    24,813.57    37,521.80
      Considered doubtful - Over six months old                           1,775.72       394.98     1,263.04
                                                                         40,741.73    25,208.55    38,784.84

      Less: Provision for doubtful debts                                  1,775.72       394.98     1,263.04
                                                                         38,966.01    24,813.57    37,521.80

       * Debtors includes due from Subsidiaries Rs.2,973.01 Lakhs
       ( 2000 - Rs. 80.77 Lakhs ) and Rs. 1,968.53 Lakhs
       ( 2000 - Rs. 1,443.99 Lakhs ) of Unbilled  Revenue.

7.  Cash and Bank Balances*

      Cash on hand                                                           17.41        24.04        16.48

      Balances with Scheduled Banks
          On current accounts                                            26,814.96    17,603.94    14,082.05
          On Deposit accounts                                            41,017.26     5,606.39        72.53
      Unclaimed Dividend Accounts                                           146.16       286.86       156.73

      Balances with Non-Scheduled Banks on Current Accounts
      ABN Amro Bank, N.V.                                                     0.32        66.27         0.32
      Citibank NA, New York                                                  84.51           --           --
      Citibank NA, Atlanta                                                    0.47           --         0.47
      Citibank NA, Australia                                                499.60        13.59       326.91
      Citibank NA, California                                                 0.45           --         0.44
      Citibank NA, Chicago                                                    1.88         1.02         4.79
      Citibank NA, Dubai                                                        --        38.99         3.81
      Citibank NA, Dubai                                                     56.59           --        68.06
      Citibank NA, New Jersey                                                 0.85           --         0.85
      Citibank NA, Singapore                                                201.99           --        92.86
      Citibank NA, UK                                                       133.70         0.19        55.48
      Dresdner Bank, Germany                                                 18.90           --        28.83
      First Union Corporation,  Atlanta                                       0.44       106.30        34.55
      First Union Corporation, New  Jersey                                  451.00        40.55        33.60
      Mitsui Sumitomo Bank, Japan                                            15.69        18.93         2.75
      United Bank, Vienna                                                 2,006.50       446.74       192.43

      Balances with Non-Scheduled Banks on Deposit Accounts
      Banque National De Paris                                            3,410.40           --           --
      Honkong & Shanghai Banking Corporation                              2,822.40           --           --
      Citibank NA, New York                                               6,350.40           --           --
                                                                         84,051.88    24,253.81    15,173.94
       *(Includes unutilised amount of ADS Issue proceeds
        Rs. 53,600.46  Lakhs)


       Maximum Balances held during the period
       with Non Scheduled Banks
      ABN Amro Bank, N.V.                                                     0.32        77.19        86.55
      Citibank NA, New York                                              76,076.06           --           --
      Citibank NA, Atlanta                                                    0.47           --         0.45
      Citibank NA, Australia                                                502.59        36.55       356.85
      Citibank NA, California                                                 0.45           --         0.45
      Citibank NA, Chicago                                                   19.67        34.18        47.21
      Citibank NA, Dubai                                                     63.31        45.58        62.26
      Citibank NA, Dubai                                                     60.82           --        10.58
      Citibank NA, New Jersey                                                 0.47           --         0.45
      Citibank NA, Singapore                                                246.81           --        93.89
      Citibank NA, UK                                                       133.28         0.19        56.33
      Dresdner Bank, Germany                                                 65.11           --        26.72
      First Union Corporation, Atlanta                                       19.61       111.06       228.72
      First Union Corporation, New Jersey                                   269.62       106.85       162.51
      Mitsui Sumitomo Bank, Japan                                           118.69        38.07        58.53
      United Bank, Vienna                                                 2,142.69     1,305.23     1,647.29
      Banque National De Paris                                            9,402.00           --           --
      Honkong & Shanghai Banking Corporation                              9,402.00           --           --

8.  Loans and Advances
      (Considered good unless otherwise stated)
      Loans and Advances
      Secured   - Loans                                                      43.29        73.57        69.53
      Unsecured - Advances recoverable in cash or in kind or
                  for value to be received                               11,688.38     5,993.55    13,191.35
                - Deposits                                                1,639.85     1,002.42     1,503.90
      Considered doubtful                                                   465.06       213.82       448.89
      Interest accrued on Deposits                                          110.89         5.03         3.29
                                                                         13,947.47     7,288.39    15,216.96

      Less: Provision for doubtful Advances                                 465.06       213.82       448.89
                                                                         13,482.41     7,074.57    14,768.07

       Advances include advances/share application money to subsidiaries Rs.6,715.30 Lakhs (2000 - Rs.1,932.14
       Lakhs)

9. Current Liabilities
      Sundry Creditors
         - Dues to small scale industrial undertakings                          --           --           --
         - Dues to other than small scale industrial undertakings        12,632.95     7,257.45     9,289.88
      Advances from Customers                                               640.29       279.71       882.29
      Unclaimed / Unpaid Dividends                                        1,515.67       286.86       156.73
      Interest accrued but not due on loans                                     --        92.56        10.49
      Other Liabilities                                                   1,146.89       368.28       709.70
                                                                         15,935.80     8,284.86    11,049.09

10. Provisions
      Provision for Taxation (Less payments)                              3,734.21     5,219.75     3,123.91
      Proposed Dividend (Including tax thereon)                                 --           --     1,369.51
      Provision for Post Project Execution Warranty                          47.08        47.08        47.08
      Provision for Gratuity and Leave Encashment                           627.96       394.50       574.72
                                                                          4,409.25     5,661.33     5,115.22

11. Deferred tax Assets
      Debtors                                                               312.39           --           --
      Advances                                                              166.03           --           --
      Fixed Assets                                                         (588.64)          --           --
      Others                                                                224.18           --           --
                                                                            113.96           --           --

Satyam Computer Services Limited
Schedules to the Profit and Loss Account

                                                                                  Rs. in Lakhs
----------------------------------------------------------------------------------------------
                                                         Quarter        Quarter           Year
                                                           Ended          Ended          Ended
                                                      30.06.2001     30.06.2000     31.03.2001
----------------------------------------------------------------------------------------------
12.   Other Income
      Interest on Deposits - Gross                        311.13           5.64          99.29
      (Tax Deducted at Source Rs.1.18 Lakhs ;
      2000 - Rs. 0.11 Lakhs)
      Gain on exchange fluctuations (net)                 551.58         705.41       1,838.34
      Miscellaneous Income                                 49.44          23.41         231.20
----------------------------------------------------------------------------------------------

                                                          912.15         734.46       2,168.83
==============================================================================================

13.   Personnel Expenses
      Salaries and bonus                               17,163.70       8,312.65      47,127.89
      Employee stock compensation expense                   7.32             --          31.09
      Contribution to P.F., E.S.I. and Gratuity           290.65         159.92         964.49
      Staff welfare expenses                              136.04          86.21         522.73
----------------------------------------------------------------------------------------------

                                                       17,597.71       8,558.78      48,646.20
==============================================================================================

14.   Operating and Administration Expenses
      Rent                                                776.02         440.55       2,213.12
      Rates and taxes                                      51.69          39.81          74.72
      Insurance                                            69.61          63.21         324.22
      Travelling and conveyance                         2,750.56       2,082.01       9,687.65
      Communication                                       819.90         531.07       3,089.69
      Printing and stationery                             126.51          64.41         292.52
      Power and fuel                                      313.98         187.59         822.09
      Advertising                                          18.48         199.38         503.25
      Marketing expenses                                  780.95         867.72       2,230.96
      Repairs and maintenance
         - Buildings                                        0.19           2.23           6.91
         - Machinery                                       83.33          66.51         343.79
         - Others                                         202.35         105.16         762.17
      Security services                                    27.99          25.48         113.14
      Legal and Professional charges                    1,550.99         456.70       2,634.25
      Provision for doubtful debts and advances           526.64         421.66       1,527.00
      Loss/(Profit) on sale of fixed assets                 5.56          (0.79)         13.15
      Directors' sitting fees                               0.60           0.25           2.30
      Auditors' remuneration                               12.49          10.00          42.00
      Donations and contributions                           0.02           1.29          13.28
      Subscriptions                                        11.88          13.48         103.01
      Training and development                            178.34         379.34       1,082.10
      Research and development                             74.36          63.51         315.37
      Cost of direct supplies-Software                      4.42         165.09         689.28
      Managerial Remuneration
         - Salaries                                         8.70           8.70          34.80
         - Commission                                         --             --          34.80
         - Contribution to P.F                              1.02           1.02           4.18
         - Others                                           1.64           2.75          10.59
      Visa processing charges                             142.99         107.50         979.57
      Miscellaneous expenses                              159.22         237.50         899.97
----------------------------------------------------------------------------------------------

                                                        8,700.43       6,543.13      28,849.88
==============================================================================================

15.   Financial Expenses
      Interest on working capital loans                    77.60         391.45         845.56
      Prepayment charges                                  341.97             --             --
      Interest on term loans                              351.00         705.57       2,370.57
      Other finance charges                                46.81          35.54         235.29
----------------------------------------------------------------------------------------------

                                                          817.38       1,132.56       3,451.42
==============================================================================================

Statement on Significant Accounting Policies
Nature of Operations

The Company provides software solutions services in the areas of product development and implementation, reengineering of applications, e-Commerce, and consultancy across the globe.

Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

a)   Revenue Recognition

Revenues from professional services consist primarily of revenues earned from services performed on a "time and material" basis. The related revenue is recognised as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognised using the percentage of completion method of accounting, unless work completed cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognised based on services performed in advance of billing in accordance with contract terms.

b)   Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight-line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue income as incurred due to its estimated useful lives being relatively short, usually less than one year. The estimated useful lives are as follows:

                                                Estimated useful lives
--------------------------------------------------------------------------------

Buildings                                       28 years
Computers                                       2 years
Software - used in Development for Projects     3 years
Office Equipment                                5 years
Furniture and Fixtures                          5 years
Vehicles                                        5 years
Leasehold improvements                          Shorter of lease period or
                                                  estimated useful lives

c)   Capital work in progress

Capital work in progress includes all direct expenditure incurred in connection with acquisition of fixed assets and also the advances paid therefor.

d)   Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognise any decline, other than temporary, in the value of such investments.

e)   Taxes on Income

Deferred tax assets and deferred tax liabilities are recognised for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the profit and loss account in the period of change. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realised.

f)   Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

g)   Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account.

Gains and losses on foreign exchange forward contracts are recognised in the profit and loss account over the life of the contract.

h)   Foreign Branches

All revenue and expense transactions during the period are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Fixed assets are carried at the exchange rate prevailing on the date of purchase. Fixed assets and depreciation thereon are accounted as per the Company's policy. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

i)   Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement/post-retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuaries as at the balance sheet date.

j)   Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year it is incurred.

16.  Notes to Accounts

a)   Share Capital

In the month of May 2001,the Company issued 14.5 million American Depository Shares (ADS) at a price of $ 9.71 per ADS. The ADS were listed for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). The Company issued 21,75,000 ADS at the price of $9.71 per ADS on the exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs.2 each fully paid up.

In effect the Company issued a total of 1,66,75,000 ADS, including the Greenshoe option, representing 33,350,000 equity shares of Rs. 2 each fully paid up for a gross proceeds of Rs.75,994.81 lakhs.

b)   Employee Stock Option Plan

Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, the Company established its Associate Stock Option Plan (the "ASOP"). The Company subsequently established a trust called the Satyam Associate Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 13,00,000 equity shares of Rs. 10 each in the Company. In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon completion of vesting period, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the Annual General Meeting in May 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees received the benefits of the bonus issue in September 1999, the Trust exercised all its warrants to purchase the Company's shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase two shares of Rs. 10 each of the Company at a price of Rs.450 per warrant plus a predetermined interest component associated with the loan, the Trust assumed to convert the warrants it held.

Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) had issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the option over the exercise price of the option, including up front payment, if any, is to be recognised and amortized on straight line basis over the vesting period.

The Company has established a scheme "Associate Stock Option Plan - B" (ASOP -
B) for which 1,30,00,000 shares of Rs. 2 each were earmarked. Eligible employees of the company are granted stock options out of the said scheme in accordance with the internal guidelines.

Accordingly, options for a total number of 61,00,445 shares of Rs. 2 each were granted up to June 30, 2001.The costs relating to the grant of options is dealt with in accordance with the accounting treatment prescribed by SEBI.


c)   Secured Loans

i)   Working capital facilities

Export Packing Credit is secured by charge on the current assets of the Company.

ii)  Other Loans

Vehicles acquired under Hire Purchase Finance are hypothecated to the hire vendors as security for the amounts financed.

d)   Leasehold Land

Leasehold land represents the land acquired by the Company at Bhubaneswar from the Government of Orissa for a period of 90 years. The premium paid to the lessor along with the expenses incurred for improvements to the land are amortized over the remaining period of lease from the time the Software Technology Park becomes operational.


e)   Segment Reporting

Operations of the Company predominantly consists of providing a comprehensive range of IT services, including software development, packaged software integration, systems maintenance and engineering design services to its worldwide customers operating in different industries.

                                                                          Rs. in lakhs

--------------------------------------------------------------------------------------

                                                 Quarter ended June 30
                                                                  2001            2000
--------------------------------------------------------------------------------------
Revenue
External sales                                               41,190.33       23,338.02
Inter-segment sales
Total Revenue                                                41,190.33       23,338.02

Result

Segment result(Profit)                                       13,199.76        6,355.84
Interest expense                                                817.38        1,132.56
Interest income                                                 311.13            5.64
Income taxes                                                    547.09          186.19
Profit from ordinary activities                              12,146.42        5,036.79
Profit from Extra ordinary activities (net of taxes)                --       17,012.53
Net profit                                                   12,290.92       22,049.32

Other Information

Segment assets                                               36,518.07       30,231.07
Total assets                                               1,87,114.15       96,506.94
Segment liabilities                                          20,345.05       13,946.18
Total liabilities                                            22,928.17       39,451.71
Capital expenditure                                           1,927.38        5,554.23
Depreciation                                                  2,293.45        2,615.03
Non-cash expenses other than depreciation                      1126.97          771.89
--------------------------------------------------------------------------------------

Geographic Segment

The revenues that are attributable to location of customers:

                                                                          Rs. in lakhs
--------------------------------------------------------------------------------------
Geographic location                   Revenues from external customers
                                                 Quarter ended June 30
                                                                  2001            2000
--------------------------------------------------------------------------------------
United States                                                30,615.69       20,489.46
Europe                                                        3,216.10        1,217.98
Japan                                                         1,132.52          168.55
India                                                          1308.72          404.85
Rest of the World                                             4,917.30         1057.18
--------------------------------------------------------------------------------------
Total                                                        41,190.33       23,338.02
--------------------------------------------------------------------------------------


Segment assets based on their location:
                                                                                             Rs. in lakhs
---------------------------------------------------------------------------------------------------------
Geographic location                                                         Additions to fixed assets and
                                      Carrying amount of segment assets                 intangible assets
                                                  Quarter ended June 30             Quarter ended June 30
                                                  2001             2000             2001             2000
---------------------------------------------------------------------------------------------------------
United States                                 5,092.50         4,686.43            92.80           235.41
Europe                                            7.66             7.66               --               --
Japan                                            19.66            15.29             3.13               --
India                                        31,358.31        25,521.69          1802.62         5,318.82
Rest of the World                                39.94               --            28.83               --
---------------------------------------------------------------------------------------------------------
Total                                        36.518.07        30,231.07          1927.38         5,554.23
---------------------------------------------------------------------------------------------------------

f)   Related Party Transactions:

The Company has transactions with its subsidiaries and joint ventures namely Satyam Infoway Limited, Satyam Europe Limited, Satyam Asia Pte Limited, Vision Compass Inc., Satyam Institute of e-Business Limited, Satyam Japan KK, Dr. Millenium Inc. Satyam Manufacturing Technologies Inc., Satyam Ideaedge Technologies Private Limited, Satyam Venture Engineering Services Private Limited and Satyam GE Software Services Limited. Summary of the transactions with these parties is as follows:

                                                                                              Rs. in lakhs
----------------------------------------------------------------------------------------------------------
         Nature of Transactions   Transactions for the Quarter ended June 30         Balance as at June 30
                                                       2001             2000            2001          2000
----------------------------------------------------------------------------------------------------------
Sales/Receivables                                  2,020.15           343.94        3,039.41        201.45
Outsourcing/Payables                                 761.11            49.74         1860.80        171.24
Investments/Others                                   118.25           176.59      1,95,44.42     11,094.60


g)   Earnings per share

Basic earnings per share is computed on the basis of the weighted average number of outstanding shares

Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options.

Calculation of EPS( Basic and Diluted)

---------------------------------------------------------------------------------------------------------------------------
Sl. No Reason for issue        No. of shares    Date     No. of                   Equivalent no. of shares
         of shares                                        days
                                                                     June 30, 2001      June 30,2000    March 31,2001
----------------------------------------------------------------------------------------------------------------------
     1. Opening no. of           281,190,000  01-Apr-00   365          281,190,000       281,190,000      281,190,000
        shares
     2. ADS issue                 29,000,000  15-May-01   321           25,504,110                --               --
     3. Green shoe option          4,350,000  24-May-01   312            3,718,356                --               --

        Total shares             314,540,000                           310,412,466       281,190,000      281,190,000
        outstanding

        PAT before extraordinary items (Rs.      (A)                        12,146             5,037           31,616
        in lakhs)
        Extraordinary (Loss) / Revenue           (B)                            --            17,013           17,013
        (Rs.in lacs)
        PAT after extraordinary items            (C)                        12,146            22,049           48,629
        (Rs.in lakhs)

        Basic EPS (C / No. of shares)                                         3.91             7.84             17.29
        Basic EPS (C / No. of shares) (without extraordinary
        income)                                                               3.91             1.79             11.24

        Stock options outstanding                                        1,648,506                --          330,650
        Total Shares outstanding (including dilution)                  312,060,971       281,190,000      281,520,650
        Diluted EPS                                                           3.89              7.84            17.27
        Diluted EPS (without extraordinary income)                            3.89              1.79            11.23

----------------------------------------------------------------------------------------------------------------------

h)   Commitments and Contingencies:

     i)   Bank Guarantees outstanding Rs 282.01 lakhs (2000 - Rs. 449.63 lakhs).
     ii) Corporate Guarantee on behalf of Satyam Infoway Limited Rs.Nil (2000 - Rs.1,300 lakhs).

     iii) Contracts pending execution on capital accounts, net of advances, is Rs.996.86 lakhs (2000 - Rs.2,974.36 lakhs).

i)   Other Information:

a) The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of
     Schedule VI of the Companies Act, 1956.


b)   Remuneration to the auditors:
                                                                              Rs. in lakhs
     -------------------------------------------------------------------------------------
                                                                    Quarter ended June 30
                                                                     2001            2000
     -------------------------------------------------------------------------------------
     Statutory Audit                                                 5.25            5.00
     Other Services                                                  6.40            5.00
     Out of Pocket Expenses                                          0.84             Nil

c)   Earnings in foreign exchange during the period (on receipt basis):
                                                                              Rs. in lakhs
     -------------------------------------------------------------------------------------
                                                                    Quarter ended June 30
                                                                     2001            2000
     -------------------------------------------------------------------------------------

     Income from software development services and products     36,724.84       19,220.08

     Proceeds from sale of Shares in subsidiary company                --       22,287.32
     Interest received on deposits with Banks                      199.78              --

d)   C.I.F. value of imports:
                                                                              Rs. in lakhs
     -------------------------------------------------------------------------------------
                                                                    Quarter ended June 30
                                                                     2001            2000
     -------------------------------------------------------------------------------------
      Capital Goods                                              4,892.93          275.20

e)   Expenditure in foreign currency (on payment basis) :
                                                                              Rs. in lakhs
     -------------------------------------------------------------------------------------
                                                                    Quarter ended June 30
                                                                     2001            2000
     -------------------------------------------------------------------------------------
     Travelling Expenses                                         1,548.95        1,091.74
     Expenditure incurred at overseas branches                   9,976.74        6,505.93
     Others                                                      1,056.35        1,401.28

j)   Reclassification:

Figures for the corresponding quarter ended June 30, 2000, wherever necessary, have been regrouped, recast, rearranged to conform to those of the period.

Satyam Computer Services Limited
Cash Flow Statement for the Quarter ended 30th June, 2001

                                                                                             Rs. In Lakhs
                                                                            Quarter ended   Quarter ended
                                                                               30.06.2001      30.06.2000
A     Cash Flows from Operating Activities :
      Net profit before Interest and Tax                                        13,331.10        6,349.90
      Depreciation                                                               2,293.45        2,615.03
      Effect of Deferred Taxes                                                    (124.02)             --
      Loss on sale of Fixed Assets                                                   5.56           (0.79)
      (Increase) / Decrease in Sundry Debtors                                   (1,444.21)      (3,260.20)
      (Increase) / Decrease in Loans and Advances                               (2,306.62)      (1,336.53)
      Increase / (Decrease) in Current Liabilities and Other Provisions          3,580.93        1,673.13
      Income Taxes Paid                                                            (60.81)         (41.21)

       Net Cash Flow from Operating Activities                                  15,275.38        5,999.33

B     Cash Flows from Investing Activities
      Purchase of Fixed Assets                                                  (1,927.37)      (5,554.28)
      Purchase of Investments                                                          --       (3,359.19)
      Sale Proceeds of Fixed Assets                                                 17.44            5.85
      Sale Proceeds of Investments                                                     --       22,287.33
      Interest Income Received                                                     203.53            1.40

       Net Cash used for Investing Activities                                   (1,706.40)      13,381.11

C     Cash Flows from Financing Activities
      Proceeds from issue of Share Capital net of issue expenses                70,752.16              --
      Proceeds from Secured Loans                                                5,551.14        9,219.89
      Repayment of Secured Loans                                               (20,166.47)     (12,846.87)
      Financial Expenses Paid                                                     (827.87)      (1,433.63)
      Dividends Paid                                                                   --         (708.94)

       Net Cash Flow from Financing Activities                                  55,308.96       (5,769.55)

      Net Increase in Cash and Cash equivalents during the period               68,877.94       13,610.89
      Cash and Cash equivalents at the beginning of the period                  15,173.94       10,642.92

       Cash and Cash equivalents at the end of the period                       84,051.88       24,253.81


                           for and on behalf of the Board of Directors
                           B. Ramalinga Raju               B.Rama Raju
                           Chairman                        Managing Director

Place : Secunderabad       V. Srinivas                     G. Jayaraman
Date  : July 11, 2001      Sr. Vice President - Finance    Vice President (Corp.
                                                           Affairs) & Company
                                                           Secretary
--------------------------------------------------------------------------------

AUDITORS' CERTIFICATE

We have verified the above Cashflow statement of Satyam Computer Services Limited derived from the audited quarterly financial statements for the quarter ended June 30, 2001, and found the same to be drawn in accordance therewith and also with the requirements of amended Clause 32 of the listing agreements with Stock Exchanges.

                                       For Price Waterhouse
                                       Chartered Accountants



Place : Secunderabad                   S. Gopalakrishnan
Date  :  July 11, 2001                 Partner

Satyam Computer Services Limited
Reconciliation of Balance Sheet Items with Cash Flow Items

                                                                                   Rs. In Lakhs
                                                                  Quarter ended   Quarter ended
                                                                     30.06.2001      30.06.2000

I     Profit after taxes as per profit and loss account               12,146.42        5,036.79
      Add : Income tax (considered separately)                           671.11          186.19
      Add : Financial expenses (considered separately)                   817.38        1,132.56
      Add: Employee Stock Option Expenses                                  7.32              --
      Less:  Interest income (considered separately)                     311.13            5.64

       Net Profit before Interest and Tax as per Cash Flow            13,331.10        6,349.90
      Statement

II    (Increase) / Decrease in sundry debtors as per Balance          (1,444.21)      (3,260.20)
      Sheet

       Balance Considered for Cash Flow Statement                     (1,444.21)      (3,260.20)

III   (Increase) / Decrease in loans and advances as per               1,285.66         (146.25)
      Balance sheet
      Increase/(Decrease) in interest accrued (considered                107.60            4.24
      separately)
      Share application money converted into investments              (3,699.88)      (1,194.52)

       Balance Considered for Cash Flow Statement                     (2,306.62)      (1,336.53)

IV    Increase in current liabilities and provisions                   4,180.74        6,014.48
      (Increase) / Decrease in provision for dividend                  1,369.51          708.94
      considered separately
      (Increase) / Decrease in provision for taxation                   (610.30)      (4,957.24)
      considered separately
      (Increase) / Decrease in interest accrued but not due               10.49          301.07
      considered separately
      Increase on account of sale of shares                                  --         (394.12)
      Dividend payable considered separately                          (1,369.51)             --

       Balance Considered for Cash Flow Statement                      3,580.93        1,673.13

V     Increase / (Decrease) in provision for taxation as per             610.30        4,957.24
      Balance Sheet
      Less : Income tax provision for capital gains                          --        4,812.26
      Less : Provision for income tax                                    671.11          186.19

       Balance Considered for Cash Flow Statement                        (60.81)         (41.21)

VI    Additions to Fixed assets as per Balance Sheet                    (418.21)      (5,526.33)
      (Increase) / Decrease  in capital work in progress              (1,509.16)         (27.95)

       Balance Considered for Cash Flow Statement                     (1,927.37)      (5,554.28)

VII   (Increase)/Decrease in investments as per Balance Sheet         (3,699.88)      (4,485.29)
      Share application money converted into investments               3,699.88        1,194.52
      Cost of investment sold                                                --          (68.42)

       Balance Considered for Cash Flow Statement                            --       (3,359.19)


VIII  Interest income as per Profit and Loss account                     311.13            5.64
      (Increase) / Decrease in interest accrued but not due             (107.60)          (4.24)

       Balance Considered for Cash Flow Statement                        203.53            1.40

IX    Financial expenses as per Profit and Loss account                 (817.38)      (1,132.56)
      Increase / (Decrease) in interest accrued but not due              (10.49)        (301.07)

       Balance Considered for Cash Flow Statement                       (827.87)      (1,433.63)

X     Increase / (Decrease) in provision for dividend as per          (1,369.51)        (708.94)
      Balance Sheet
      Less : Current year dividend (including Dividend Tax)                  --              --
      Less : Transfer to current liabilities                           1,369.51              --

       Balance Considered for Cash Flow Statement                            --         (708.94)

XI    Profit on sale of shares in subsidiary company (net of                 --       17,012.53
      tax)
      Add : Cost of investment sold                                          --           68.42
      Add : Income tax provision for profit on investment                    --        4,812.26
      Add : Expenditure on sale of investments                               --          394.12

       Balance Considered for Cash Flow Statement                            --       22,287.33

XII    Increase in Share Capital as per Balance Sheet                    667.00              --
       Add: Share Premium                                             75,327.81              --
       Less: ADS Expenses                                             (5,242.65)             --

       Balance considered for Cash Flow Statement                     70,752.16              --

XIII  Cash and Cash equivalents at the beginning of the year          15,173.94       10,642.92

       Balance Considered for Cash Flow Statement                     15,173.94       10,642.92